

Barnwell Industries, Inc.

ARLS

P.E. 9-30-04


05001888


SEC MAIL PROCESSING
RECEIVED
JAN 18 2005
WASH. D.C.
213
SECTION

2004 Annual Report

Barnwell Industries, Inc. and its subsidiaries are principally engaged in the business of exploring for, developing, producing, and selling natural gas and oil in Canada, investing in leasehold land in Hawaii, and drilling wells and maintaining water systems in Hawaii.

Contents

BARNWELL INDUSTRIES, INC.



TO OUR STOCKHOLDERS:

2004 was a stellar year for your Company; record earnings, the second highest in revenues and a significant increase in the price of your common stock. The numbers speak for themselves. Net earnings of $8,710,000 ($6.19 per share – diluted) in 2004 increased 275% over 2003's net earnings of $2,320,000, revenues of $37,970,000, a 60% increase over fiscal 2003 and at September 30, 2004 cash and cash equivalents of $5,884,000 and working capital of $1,331,000.

The foundation for this success was laid years ago when Barnwell invested a significant amount of capital and time in undeveloped conservation-zoned real estate on the Island of Hawaii, known as the Big Island, and more recently, in 2001, when Kaupulehu Developments, Barnwell's 77.6% owned real estate development partnership ("KD"), received approval from the State Land Use Commission of Hawaii of the rezoning application it had originally filed in December of 1993. These many years of hard work led to the completion of one of the most significant transactions ever entered into by Barnwell. In addition to the cash paid at the closing, the purchaser is obligated to pay percentage payments based on the gross amounts received on approximately 80 house lots. Although there is no assurance that these payments will occur, we anticipate that real estate sales will commence in 2005 at which time KD will start receiving the initial percentage payments.

The transaction that KD completed in February 2004 dealt with two increments comprising approximately 870 leasehold acres of land zoned resort/residential, which are located on the edge of the Pacific Ocean adjacent to and north of the five diamond Four Seasons Resort Hualalai at Historic Ka'upulehu on the Island of Hawaii. The first increment pertains to the 80 house lots noted above. The second increment is the remaining portion of the approximately 870-acre property and is zoned for single-family and multi-family residential units and a golf course and clubhouse. For the second increment, KD and the purchaser agreed to use diligent efforts to negotiate an agreement with regards to the ownership and development of the second increment within three (3) years following the closing of the sale of the first single-family lot in the first increment. Kaupulehu Developments also owns approximately 1,000 acres of conservation-zoned leasehold land on the ocean side of the Queen Kaahumanu Highway adjacent to these 870 acres of urban-zoned land.

KD also has interests in development rights for which it received $2,656,000 in fiscal 2004, the third of ten scheduled option payments relating to the development rights within Hualalai Resort located on the Kona coast of the Big Island, and we are very pleased to report that in December 2004 KD received the fourth scheduled payment of $2,656,000. There are six remaining option payments of $2,656,000 due on each December 31 of years 2005 to 2010. If any annual option payment is not made, the then remaining development right options will expire. There is no assurance that any portion of the remaining options will be exercised.

1100 Alakea Street • Suite 2900 • Honolulu, Hawaii 96813 • Telephone (808) 531-8400 • Fax (808) 531-7181



Our successful oil and natural gas operations also contributed to net earnings in fiscal 2004. Natural gas production increased 7% as compared to fiscal 2003 while oil and natural gas liquids production increased 14% as compared to fiscal 2003. Additionally, the oil and natural gas prices received by the Company increased as compared to fiscal 2003. We believe that the Company's oil and natural gas exploration and development programs, which have grown substantially these past two years in which Barnwell spent $22,935,000, will bring about an increase in the Company's net natural gas production in fiscal 2005 as compared to fiscal 2004. Additionally, net earnings for the year ended September 30, 2004 included deferred tax benefits of approximately $1,740,000 due to reductions in Canadian corporate income tax rates, as compared to $75,000 in deferred tax benefits due to a reduction in Alberta's corporate tax rate in the same period of last year.

The Company's proved developed oil and natural gas properties as of September 30, 2004, as determined by independent petroleum engineers, are projected to generate undiscounted future after-tax net cash flows of approximately $88,200,000. The projection was based on current prices and assumes no price increases. Additionally, the Company holds a land position of over 65,000 net acres of undeveloped oil and natural gas properties in Canada.

Based upon these strong financial results and the Company's solid foundation, the Board of Directors of the Company declared a two-for-one stock split in the form of a stock dividend in December 2004. The new shares will be distributed on January 28, 2005 to all shareholders of record as of January 11, 2005. The directors also declared a cash dividend of $0.25 per share payable January 5, 2005, to stockholders of record on December 20, 2004.

We are personally pleased to report that Mr. Kevin K. Takata has been appointed a Director of the Company. Mr. Takata has been a deputy prosecuting attorney for the City and County of Honolulu since 1987 and is currently the Trials Division Chief.

We thank you, our stockholders, for your continued support.

For the Board of Directors,

Morton H. Kinzler Chairman of the Board and Chief Executive Officer	Alexander C. Kinzler President, Chief Operating Officer General Counsel and Director

FINANCIAL AND OPERATING HIGHLIGHTS

Years ended September 30,

	2004	2003	2002	2001	2000
FINANCIAL:					
Revenues	**$ 37,970,000**	$ 23,680,000	$ 15,880,000	$ 24,090,000	$ 26,570,000
Net earnings	**$ 8,710,000**	$ 2,320,000	$ 40,000	$ 3,830,000	$ 5,010,000
Net earnings per share – diluted	**$ 6.19**	$ 1.69	$ 0.03	$ 2.82	$ 3.67
OPERATING:					
Production -					
Oil and natural gas liquids (barrels)	**259,000**	227,000	242,000	272,000	291,000
Natural gas (MCF)	**3,383,000**	3,175,000	3,277,000	3,269,000	3,501,000
Average price -					
Oil and natural gas liquids, per barrel	**$ 29.57**	$ 25.37	$ 17.85	$ 24.42	$ 22.84
Natural gas, per MCF	**$ 4.60**	$ 4.27	$ 2.12	$ 4.02	$ 2.41
RESERVES:					
At September 30,					
Proved reserves*:					
Oil and liquids-barrels	**1,304,000**	1,401,000	1,527,000	1,536,000	1,781,000
Natural gas – MCF**	**26,825,000**	27,639,000	27,166,000	28,371,000	29,796,000
Total natural gas and natural gas equivalent of oil and liquids***– MCF	**34,649,000**	36,045,000	36,328,000	37,587,000	40,482,000

* As of September 30, 2004, proved reserves include proved undeveloped reserves of 54,000 barrels of oil and liquids and 1,571,000 MCF of gas.

** MCF - 1,000 cubic feet

*** Oil and liquids are converted to natural gas equivalents at the rate of 6 MCF of gas per one barrel of oil.

OIL AND NATURAL GAS RESERVES AT SEPTEMBER 30, 2004

	Total Proved Producing				Total Proved			
	Oil & NGL		Gas		Oil & NGL		Gas	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Property Name	(MBBLS)		(MMCF)		(MBBLS)		(MMCF)	
Dunvegan	**620**	**446**	**16,429**	**13,796**	**729**	**524**	**19,408**	**15,975**
Red Earth	375	330	-	-	389	340	-	-
Bonanza/Balsam	77	65	747	587	136	110	1,305	1,019
Pouce Coupe South	5	3	1,104	849	11	7	1,720	1,247
Medicine River	48	33	1,078	737	48	33	1,078	737
Doris	5	3	1,136	906	5	3	1,136	906
Leduc	9	6	574	450	16	11	1,013	800
Faith South	-	-	-	-	-	-	1,011	802
Hillsdown	14	11	631	497	30	23	797	629
Chauvin	128	107	14	12	128	107	14	12
Wood River	4	4	263	224	4	4	682	572
Progress	8	5	597	469	22	19	613	482
Thornbury	-	-	519	450	-	-	565	491
Charlotte Lake	-	-	284	262	-	-	504	452
Pouce Coupe	9	7	501	410	9	7	501	410
Rat Creek	32	25	292	243	32	25	292	243
Hilda	-	-	279	265	-	-	279	265
Zama	1	-	119	79	1	1	363	245
Mulligan	3	2	279	227	3	2	279	227
Barrhead	8	7	216	195	8	7	216	195
Wizard Lake	35	28	-	-	35	28	-	-
Armada	-	-	168	157	-	-	168	157
Pine Creek	8	5	146	110	8	5	146	110
Chigwell	-	-	70	60	-	-	141	121
Clive	-	-	41	36	-	-	116	105
Manyberries	17	15	4	2	17	15	4	2
Gilby	4	3	76	67	4	3	76	67
Smaller Alberta properties	10	9	210	179	10	9	218	185
Boundary Lake, British Columbia	20	19	227	211	20	19	227	211
Hatton, Saskatchewan	-	-	191	134	-	-	226	158
Webb-Beverley, Saskatchewan	2	2	-	-	2	2	-	-
TOTAL	**1,442**	**1,135**	**26,195**	**21,614**	**1,667**	**1,304**	**33,098**	**26,825**

Properties are located in Alberta, Canada unless otherwise noted.

BARNWELL INDUSTRIES, INC.



December 6, 2004

REPORT OF MANAGEMENT

The management of Barnwell Industries, Inc. prepared, and is responsible for, the accompanying consolidated financial statements and for their integrity and objectivity. The consolidated financial statements present fairly the Company's financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States of America. In preparing its consolidated financial statements, the Company includes amounts that are based on estimates and judgments that management believes are reasonable under the circumstances.

Barnwell Industries, Inc. maintains systems of accounting and internal controls to provide reasonable assurances that the Company's assets are protected from unauthorized use and that all transactions are executed in accordance with established authorizations and recorded properly. Management believes that these systems provide reasonable assurance that the books and records accurately reflect the transactions of the Company.

The accompanying consolidated financial statements have been audited by KPMG LLP (KPMG), the independent registered public accounting firm appointed by the Board of Directors. Management has made available to KPMG all of the Company's financial records and related data, as well as the minutes of stockholders', directors' and audit committee meetings.

The audit committee, composed of independent directors, meets periodically with KPMG and financial management. The participants in these meetings discuss the Company's internal accounting controls, KPMG's findings and opinion, financial information, and related matters. KPMG has unrestricted access to the audit committee, to discuss any matter that they wish to call to the Committee's attention.

Morton H. Kinzler	Alexander C. Kinzler	Russell M. Gifford
Chief Executive Officer and Chairman of the Board	President, Chief Operating Officer, and General Counsel	Executive Vice President, Chief Financial Officer, Treasurer and Secretary

1100 Alakea Street • Suite 2900 • Honolulu, Hawaii 96813 • Telephone (808) 531-8400 • Fax (808) 531-7181

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following discussion is intended to assist in the understanding of the consolidated balance sheets of Barnwell Industries, Inc. and subsidiaries (collectively referred to herein as "Barnwell") as of September 30, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended September 30, 2004. This discussion should be read in conjunction with the Consolidated Financial Statements and related Notes To Consolidated Financial Statements included in this report.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ significantly from those estimates.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In response to U.S. Securities and Exchange Commission Release No. 33-8040, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies," Barnwell has identified certain of its policies as being of particular importance to the understanding of its financial position and results of operations and which require the application of significant judgment by management.

Oil and natural gas properties

Barnwell uses the full cost method of accounting under which all costs incurred in the acquisition, exploration and development of oil and natural gas reserves, including unsuccessful wells, are capitalized until such time as the aggregate of such costs, on a country-by-country basis, equals the discounted present value (at 10%) of Barnwell's estimated future net cash flows from estimated production of proved oil and natural gas reserves, from such country, as determined by independent petroleum engineers, less related income tax effects. Any capitalized costs, net of oil and gas related deferred income taxes, in excess of the discounted present value of proved properties and the lower of cost or estimated fair value of unproved properties are charged to expense. Depletion of all such costs, except costs related to major development projects, is provided by the unit-of-production method based upon proved oil and natural gas reserves of all properties on a country-by-country basis. Investments in major development projects are not amortized until either proved reserves are associated with the projects or impairment has been determined. At September 30, 2004, Barnwell had no investments in major oil and natural gas development projects that were not being amortized. General and administrative costs related to oil and natural gas operations are expensed as incurred. Estimated future site restoration and abandonment costs are capitalized as part of the carrying amount of oil and natural gas properties and depleted over the life of the related reserves. Proceeds from the disposition of minor producing oil and natural gas properties are credited to the cost of oil and natural gas properties. Gains or losses are recognized on the disposition of significant oil and natural gas properties.

Investment in land and revenue recognition

Barnwell's investment in land is comprised of development rights under option; rights to receive Increment I percentage and interim payments; leasehold land interests in land zoned resort/residential which are under right of negotiation; and land zoned conservation which is not under option or right of negotiation. Investment in land is reported at the lower of the asset carrying value or fair value, less costs to sell, and is evaluated for impairment whenever events or changes in circumstances indicate that the recorded investment balance may not be fully recoverable.

Costs incurred for the acquisition and improvement of leasehold land interests, including capitalized interest, are included in the consolidated balance sheets under the caption "Investment in Land."

Sales of development rights under option and revenues from the sale of Increment I of leasehold land interests are accounted for under the cost recovery method. Under the cost recovery method, no operating profit is recognized until cash received exceeds the cost and the estimated future costs related to the development rights sold.

Contract drilling

Revenues, costs and profits applicable to contract drilling contracts are included in the consolidated statements of operations using the percentage of completion method, principally measured by the percentage of labor dollars incurred to date for each contract to total estimated labor dollars for each contract. Contract losses are recognized in full in the period the losses are identified. The performance of drilling contracts may extend over more than one year and, in the interim periods, estimates of total contract costs and profits are used to determine revenues and profits earned for reporting the results of contract drilling operations. Revisions in the estimates required by subsequent performance and final contract settlements are included as adjustments to the results of operations in the period such revisions and settlements occur. Contracts are normally less than one year in duration.

Income taxes

Deferred income taxes are determined using the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax asset will not be realized. Barnwell has established a valuation allowance primarily for the U.S. tax effect of deferred Canadian taxes, foreign tax credits, accrued expenses and state of Hawaii net operating loss carryforwards which may not be realizable in future years as there can be no assurance of any specific level of earnings or that the timing of U.S. earnings will coincide with the payment of Canadian taxes to enable Canadian taxes to be fully deducted (or recoverable) for U.S. tax purposes.

Net deferred tax assets at September 30, 2004 of $3,093,000 consists of $1,165,000 related to the excess of the cost basis of investment in land for tax purposes over the cost basis of investment in land for book purposes and $1,812,000 related to the excess of liabilities accrued for book purposes over liabilities accrued for tax purposes. The deferred tax assets are estimated to be realized through the deduction of the cost basis of investment in land and expenses for tax purposes against future proceeds from sales of interests in leasehold land and land development rights. Additionally, at September 30, 2004, Barnwell had a deferred tax asset of $116,000 for alternative minimum tax credit carryforwards which are available to reduce future U.S. federal regular income taxes, if any, over an indefinite period. The amount of deferred income tax assets considered realizable may be reduced if estimates of future taxable income are reduced.

Pension Plan

Barnwell sponsors a noncontributory defined benefit pension plan covering substantially all of its U.S. employees, with benefits based on years of service and the employee's highest consecutive five-year average earnings. Barnwell accounts for its defined benefit pension plan in accordance with Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," which requires that amounts recognized in financial statements be determined on an actuarial basis. Statement of Financial Accounting Standards No. 87 requires that the effects of the performance of the pension plan's assets and changes in pension liability discount rates on Barnwell's computation of pension income (expense) be amortized over future periods. Any variances in the future between the assumed rates utilized for actuarial purposes and the actual rates experienced by the plan may materially affect Barnwell's results of operations or financial condition.

During and as of the end of fiscal 2004 and fiscal 2003, Barnwell assumed an expected long-term rate of return on plan assets of 8%. The expected rate of future annual compensation increases utilized during and as of the end of fiscal 2004 and fiscal 2003 was 5%.

At the end of each year, Barnwell determines the discount rate to be used to calculate the present value of plan liabilities. The discount rate is an estimate of the current interest rate at which the pension liabilities could be effectively settled at the end of the year. In estimating this rate, Barnwell looks to rates of return on high-quality, fixed-income investments. At September 30, 2004, Barnwell determined this rate to be 5.75%.

At September 30, 2004, Barnwell's accrued benefit cost was $418,000. For the year ended September 30, 2004, Barnwell recognized a net periodic benefit cost of $168,000.

CONTRACTUAL OBLIGATIONS

The following table lists the scheduled maturities of long-term debt, estimating that Barnwell's credit facility with the Royal Bank of Canada will be renewed on each annual renewal date, currently April 30, and scheduled minimum rental payments of non-cancelable operating leases for office space and leasehold land:

Contractual Obligations	Payments Due by Fiscal Year 2005	2006-2007	2008-2009	After 2009	Total
Long-term debt	$ -	$ -	$ -	$10,165,000	$10,165,000
Operating leases	495,000	923,000	797,000	2,390,000	4,605,000
Total	$495,000	$923,000	$797,000	$12,555,000	$14,770,000

There is no assurance that the bank will in fact extend the term of the facility on each renewal date or that the facility will be renewed at its current amount. The following table lists the scheduled maturities of long-term debt assuming that the facility will not be renewed on the next renewal date and that Barnwell then elects to convert the revolving facility to term status, and scheduled minimum rental payments of non-cancelable operating leases for office space and leasehold land:

Contractual Obligations	Payments Due by Fiscal Year 2005	2006-2007	2008-2009	After 2009	Total
Long-term debt	$ 508,000	$ 9,657,000	$ -	$ -	$10,165,000
Operating leases	495,000	923,000	797,000	2,390,000	4,605,000
Total	$1,003,000	$10,580,000	$797,000	$2,390,000	$14,770,000

The lease payments for land are subject to renegotiation after December 31, 2005; the future rental payment disclosures above assume the minimum lease payments for land in effect at December 31, 2005 remain unchanged through 2025, the end of the lease term.

OVERVIEW

Barnwell is engaged in the following lines of business: 1) oil and natural gas exploration, development, production and sales essentially all in Canada (oil and natural gas segment), 2) investment in leasehold land in Hawaii (land investment segment), and 3) drilling wells and installing and repairing water pumping systems in Hawaii (contract drilling segment).

Barnwell sells substantially all of its oil and condensate production under short-term contracts with marketers of oil. The price of oil is freely negotiated between the buyers and sellers. Natural gas sold by Barnwell is generally sold under both long-term and short-term contracts with prices indexed to market prices. The price of natural gas and natural gas liquids is freely negotiated between buyers and sellers. Market prices for petroleum products are dependent upon factors such as, but not limited to, changes in weather, storage levels, and output. Petroleum and natural gas prices are very difficult to predict and fluctuate significantly. For example, natural gas prices for Barnwell, based on quarterly averages during the three years ended September 30, 2004, have ranged from a low of $1.96 per thousand cubic feet to a high of $5.08 per thousand cubic feet, and tend to be higher in the winter season than in the summer due to increased demand. Oil and natural gas costs generally follow trends in product market prices, thus in times of higher product prices the cost of exploration, development and operation of oil and natural gas properties will tend to escalate as well. Barnwell's oil and natural gas operations makes capital expenditures in the exploration, development, and production of oil and natural gas. Cash outlays for capital expenditures are largely discretionary, however, a minimum level of capital expenditures is required to replace depleting reserves. Due to the nature of oil and natural gas exploration and development, uncertainty exists as to the ultimate success of any drilling effort.

Barnwell owns a 77.6% controlling interest in Kaupulehu Developments, a Hawaii general partnership which owns interests in leasehold land and development rights for property located approximately six miles north of the Kona International Airport in the North Kona District of the Island of Hawaii, adjacent to and north of the Four Seasons Resort Hualalai at Historic Ka'upulehu, between the Queen Kaahumanu Highway and the Pacific Ocean. Kaupulehu Developments' development rights are under option to a developer and revenues are recognized when options are exercised. The remaining options are comprised of seven payments of $2,656,250 due on each December 31 of years 2004 to 2010. In February 2004, Kaupulehu Developments entered into a Purchase and Sale Agreement with WB KD Acquisition LLC ("WB") by which Kaupulehu Developments transferred its leasehold interest in approximately 870 acres zoned for resort/residential development, in two increments, to WB. For the first increment, Kaupulehu Developments received an $11,550,000 cash closing payment and is also entitled to receive future payments from the buyer based on the following percentages of gross receipts from the developer's sales of single-family residential lots in the first increment: 9% of the gross proceeds from single-family lot sales up to aggregate gross proceeds of $100,000,000; 10% of such aggregate gross proceeds greater than $100,000,000 but less than $300,000,000; and 14% of such aggregate gross proceeds in excess of $300,000,000. For the second increment, Kaupulehu Developments and WB agreed to use diligent efforts to negotiate, and attempt to document and enter into, prior to the date which is three (3) years following the closing of the sale of the first single-family lot in Increment I, an agreement with regards to the ownership and development of Increment II. The area in which Kaupulehu Developments' interests are located has experienced strong demand for premium residential real estate in recent years, however there is no assurance that any future percentage or development rights payments will be received.

Barnwell also drills wells and installs and repairs water pumping systems in Hawaii. Contract drilling results in fiscal 2003 and for the first quarter of fiscal 2004 reflected the impact of a decrease in activity due to cyclical changes in the timing of jobs put out for bid by governmental and private entities. During the remainder of fiscal 2004, however, activity increased as the number and value of contracts awarded has increased in recent months. While progress on these contracts will continue through a portion of fiscal 2005, there is no assurance that this trend will continue through all of fiscal 2005 and in future periods.

RESULTS OF OPERATIONS

Summary

Barnwell generated net earnings of $8,710,000 in fiscal 2004, a $6,390,000 increase from net earnings of $2,320,000 in fiscal 2003. The increase was the result of an increase in land investment operating profit due to the sale of an interest in leasehold land, higher operating profit from the sale of development rights, and deferred income tax benefits of $1,740,000 resulting from a reduction in Canadian income tax rates.

The fiscal year average exchange rate of the Canadian dollar to the U.S. dollar increased 10% in fiscal 2004, as compared to fiscal 2003, and the exchange rate of the Canadian dollar to the U.S. dollar increased 7% at September 30, 2004, as compared to September 30, 2003. This increase in the value of the Canadian dollar in U.S. dollars increased Barnwell's reported assets and liabilities and revenues and expenses.

Barnwell generated net earnings of $2,320,000 in fiscal 2003, a $2,280,000 increase from net earnings of $40,000 in fiscal 2002. The increase was largely attributable to significant increases in petroleum prices. In addition, land segment operating profit increased in fiscal 2003, as compared to fiscal 2002, as revenues from the sale of development rights in fiscal 2003, accounted for under the cost recovery method, exceeded associated costs, whereas revenues from the sale of development rights in fiscal 2002 were fully offset by associated costs after consideration of minority interest in earnings.

Oil and Natural Gas Revenues

Selected Operating Statistics

The following tables set forth Barnwell's annual net production and annual average price per unit of production for fiscal 2004 as compared to fiscal 2003, and fiscal 2003 as compared to fiscal 2002. Production amounts reported are net of royalties and the Alberta Royalty Tax Credit.

Fiscal 2004 - Fiscal 2003

	Annual Net Production			
			Increase	
	2004	2003	Units	%
Liquids (Bbl)*	**105,000**	85,000	20,000	24%
Oil (Bbl)*	**154,000**	142,000	12,000	8%
Natural gas (MCF)**	**3,383,000**	3,175,000	208,000	7%

	Annual Average Price Per Unit			
			Increase	
	2004	2003	$	%
Liquids (Bbl)*	**$24.18**	$21.50	$ 2.68	12%
Oil (Bbl)*	**$33.24**	$27.69	$ 5.55	20%
Natural gas (MCF)**	**$ 4.60**	$ 4.27	$ 0.33	8%

Fiscal 2003 - Fiscal 2002

	Annual Net Production			
			Decrease	
	2003	2002	Units	%
Liquids (Bbl)*	**85,000**	94,000	(9,000)	(10%)
Oil (Bbl)*	**142,000**	148,000	(6,000)	(4%)
Natural gas (MCF)**	**3,175,000**	3,277,000	(102,000)	(3%)

	Annual Average Price Per Unit			
			Increase	
	2003	2002	$	%
Liquids (Bbl)*	**$21.50**	$12.46	$ 9.04	73%
Oil (Bbl)*	**$27.69**	$21.28	$ 6.41	30%
Natural gas (MCF)**	**$ 4.27**	$ 2.12	$ 2.15	101%

*Bbl = stock tank barrel equivalent to 42 U.S. gallons
**MCF = 1,000 cubic feet

Oil and natural gas revenues increased $3,920,000 (20%) from $19,350,000 in fiscal 2003 to $23,270,000 in fiscal 2004, due to increases in both prices and production volumes for all petroleum products. Natural gas prices increased 8%, and natural gas production increased 7%. The increase in natural gas production was due to both new production from the Bonanza, Foley Lake, South Pouce Coupe and Leduc areas and natural gas production from the Dunvegan property which increased approximately 7% as a result of an infill drilling program in fiscal 2004 and late fiscal 2003 which added 39 gross development wells (3.4 net wells). The increase in natural gas production was partially offset by production declines at the Thornbury, Pouce Coupe, Progress, and Pollockville areas. Oil prices increased 20%, and oil production increased 8% due to new production from the Wizard Lake and Bonanza areas, partially offset by a decrease in production from older oil properties. Natural gas liquids prices increased 12%, and natural gas liquids production increased 24% due to the abovementioned infill drilling program at the Dunvegan area and due to the fact that fiscal 2003 natural gas liquids production was impacted by a fire in early October 2002 at a Dunvegan gas plant which prevented stripping of natural gas liquids from the natural gas; this resulted in an approximately 6,000 barrel lower liquids net production in fiscal 2003, as compared to fiscal 2004.

Oil and natural gas revenues increased $8,030,000 (71%) from $11,320,000 in fiscal 2002 to $19,350,000 in fiscal 2003, due to 101%, 30%, and 73% increases in natural gas, oil, and natural gas liquids prices, respectively. The increase was partially offset by 3%, 4%, and 10% declines in net natural gas, oil, and natural gas liquids production, respectively, due to natural declines in production from some of Barnwell's more mature properties, which were partially offset by an increase in production from new wells. In addition, natural gas liquids production decreased due to the fire at the Dunvegan gas plant.

Oil and Natural Gas Operating Expenses

Operating expenses increased $1,211,000 (29%) to $5,403,000 in fiscal 2004, as compared to $4,192,000 in fiscal 2003, due to the addition of new properties, costs incurred to re-enter wells for repair, maintenance and cleaning, and inflationary pressures on oil field service costs. Also contributing to the increase was a 10% increase in the average exchange rate of the Canadian dollar to the U.S. dollar that increased oil and natural gas operating expenses $505,000 in fiscal 2004, as compared to fiscal 2003.

Operating expenses increased $1,084,000 (35%) to $4,192,000 in fiscal 2003, as compared to $3,108,000 in fiscal 2002. The increase was partly attributable to an oil and natural gas operating expense credit recorded in the fourth quarter of fiscal 2002 for the settlement of overcharges of operating expenses for fiscal years 1998 through 2001 from the operator of the Dunvegan property that reduced fiscal 2002 operating expenses by approximately $470,000. Also contributing to the increase were increases in well repair and maintenance, electricity, fuel, insurance, and general maintenance costs.

Sale of Interest in Leasehold Land, Sale of Development Rights, and Minority Interest in Earnings

On February 13, 2004, Kaupulehu Developments, a land development general partnership in which Barnwell owns a 77.6% controlling interest, entered into a Purchase and Sale Agreement with WB by which Kaupulehu Developments transferred its leasehold interest in approximately 870 acres zoned for resort/residential development, in two increments, to WB. There is no affiliation between Kaupulehu Developments and WB. Increment I is an area planned for approximately 80 single-family lots and a beach club on the portion of the property bordering the Pacific Ocean. The purchasers of the 80 single-family lots will have the right to apply for membership in the Kuki'o Resort Golf and Beach Club, which is located adjacent to and south of the Four Seasons Resort Hualalai at Historic Ka'upulehu. Increment II is the remaining portion of the approximately 870-acre property and is zoned for single-family and multi-family residential units and a golf course and clubhouse.

With respect to Increment I, Kaupulehu Developments received a non-refundable $11,550,000 payment ("Closing Payment") and is entitled to receive payment of the following percentages of the gross proceeds generated from the sale by WB of single-family lots in Increment I ("Percentage Payments"): 9% of the gross proceeds from single-family lot sales up to aggregate gross proceeds of $100,000,000; 10% of such aggregate gross proceeds greater than $100,000,000 but less than $300,000,000; and 14% of such aggregate gross proceeds in excess of $300,000,000. If prior to December 31, 2005, Kaupulehu Developments has not received Percentage Payments equal to or greater than $2,500,000 in the aggregate, WB will pay Kaupulehu Developments the amount by which the aggregate amount of all prior Percentage Payments made by WB to Kaupulehu Developments is less than $2,500,000. If prior to December 31, 2006, Kaupulehu Developments has not received Percentage Payments (including payments in lieu of Percentage Payments as described in the immediately preceding sentence) equal to or greater than $5,000,000 in the aggregate, then WB will pay Kaupulehu Developments the amount by which the aggregate amount of all such payments is less than $5,000,000. Additionally, WB agreed to pay Kaupulehu Developments non-refundable interim payments of $50,000 per month ("Interim Payments"), until the first to occur of the closing of the sale of the 40th single-family lot sold in Increment I or WB's payment to Kaupulehu Developments of a total of $900,000 in Interim Payments subsequent to February 2004. As of November 30, 2004, Kaupulehu Developments has received a total of $450,000 of Interim Payments subsequent to February 2004. There is no assurance that any future Interim Payments or any Percentage Payments will be received.

Kaupulehu Developments, WB and The Trustees of The Estate of Bernice Pauahi Bishop ("KS") also entered into an agreement (the "Step-In Rights Agreement") whereby if WB elects not to proceed with development of Increment I within the time frame set forth in the Step-In Rights Agreement, which may be extended by KS, or defaults under the terms of its lease with KS, Kaupulehu Developments would have the right to succeed to WB's development rights and develop the property without any payment to WB.

WB has commenced engineering of infrastructure, preparation of covenants, conditions and restrictions for a community association, and preparation of legal documents to enable real estate sales, and broke ground and graded several miles of access roads. In late September 2004, WB began mass grading of the first phase of 38 lots for development. WB estimates that sales of these single-family lots will commence in Barnwell's fiscal 2005.

For Increment II, Kaupulehu Developments and WB agreed to use diligent efforts to negotiate, and attempt to document and enter into, prior to the date which is three (3) years following the closing of the sale of the first single-family lot in Increment I, an agreement with regards to the ownership and development of Increment II. WB, however, may terminate such negotiations at any time without any further obligation. Under the terms of the Step-In Rights Agreement, if at the end of three years following the closing of the sale of the first single-family lot in Increment I the parties have not entered into a definitive agreement with respect to Increment II, the leasehold rights with respect to Increment II will revert to Kaupulehu Developments.

The sale of Kaupulehu Developments' interest in Increment I was accounted for by use of the cost recovery method, under which no operating profit is recognized until cash received exceeds the cost and the estimated future costs related to the leasehold interest sold. The revenue from the $11,550,000 Closing Payment plus $350,000 of post-closing Interim Payments received in March through September 2004, was reduced by $693,000 of fees related to the sale, approximately $402,000 in other costs related to the sale, and $3,475,000 of previously capitalized costs relating to Increment I. The $7,330,000 of net revenue from the Closing Payment and Interim Payments for the year ended September 30, 2004 is recorded in the Consolidated Statements of Operations as "Sale of interest in leasehold land, net." Operating profit on the Increment I transaction, after minority interest, totaled approximately $5,470,000 for the year ended September 30, 2004. There were no sales of interests in leasehold land in the years ended September 30, 2003 or 2002. As no sales price or agreement with regards to the ownership and development of Increment II has yet been determined, no revenues or cost of sales have been recognized on Increment II.

The development rights held by Kaupulehu Developments are for residentially zoned leasehold land within and adjacent to the Hualalai Golf Club and are under option to Kaupulehu Makai Venture, an unrelated entity that is an affiliate of Kajima Corporation of Japan. Net revenues from the sale of development rights increased $1,777,000 to $2,497,000 for the year ended September 30, 2004, as compared to $720,000 for the same period in the prior year. On December 31, 2003, Kaupulehu Makai Venture exercised the portion of its development rights option expiring on that date and sent Kaupulehu Developments the required $2,656,000 option payment, which was received by Kaupulehu Developments in January 2004. Revenue from the option exercise was reduced by $159,000 of fees related to the sale, resulting in net revenues of $2,497,000 and a $1,950,000 operating profit, after minority interest, on the transaction. There were no other costs deducted from revenues from the sale of development rights in the year ended September 30, 2004 as all capitalized costs associated with the development rights were expensed in previous years under the cost recovery method. In the year ended September 30, 2003, $2,125,000 of revenues from the sale of development rights was reduced by $128,000 of fees related to the sale and $1,277,000 of cost basis related to the development rights, resulting in net revenues of $720,000 and a $280,000 operating profit, after minority interest, on the transaction. On December 31, 2001, Kaupulehu Makai Venture exercised the portion of its development rights option due on that date and paid Kaupulehu Developments $2,125,000. Under the cost recovery method, $1,877,000 of investment in land was expensed as a result of this option exercise, reducing operating profit, after minority interest, to zero in fiscal 2002.

The total amount of remaining future development right option receipts at September 30, 2004, if all options are fully exercised, is $18,593,750, comprised of seven payments of $2,656,250 due on each December 31 of years 2004 to 2010. If any annual option payment is not made, the then remaining development right options will expire. There is no assurance that any portion of the remaining options will be exercised.

The aforementioned $159,000 in fees ($112,000, net of minority interest) on the proceeds from the sale of development rights and $693,000 ($486,000, net of minority interest) on the proceeds from the sale of interest in leasehold land for the year ended September 30, 2004 were paid to Nearco, Inc., a company controlled by Mr. Terry Johnston, a director of Barnwell and an indirect 21.8% owner of Kaupulehu Developments. Under an agreement entered into in 1987, prior to Mr. Johnston's election to Barnwell's Board of Directors, Barnwell is obligated to pay Nearco 2% of Kaupulehu Developments' gross receipts from the sale of real estate interests, and Cambridge Hawaii Limited Partnership, a 49.9% partner of Kaupulehu Developments in which Barnwell purchased a 55.2% interest in April 2001, is obligated under an agreement entered into in 1987 to pay Nearco 4% of Kaupulehu Developments' gross receipts from the sale of real estate interests. Fees of $128,000 ($89,000, net of minority interest) on the proceeds from sales of development rights were paid in each of the years ended September 30, 2003 and 2002. The fees represent compensation for promotion and marketing of Kaupulehu Developments' property and were determined based on the estimated fair value of such services. Barnwell believes the fees are fair and reasonable compensation for such services.

Fees were also paid to Nearco for consulting services related to Kaupulehu Developments' leasehold land. In fiscal 2004, 2003 and 2002, consulting service fees paid to Nearco, Inc. totaled $273,000, $218,000 and $95,000, respectively, and were included in general and administrative expenses. In addition, $52,000 of fees were paid to Nearco in fiscal 2004 for services related to the closing of the February 2004 sale of an interest in leasehold land. These fees were a direct cost of the sale and accordingly reduced the revenues recognized from the sale under the cost recovery method. Barnwell believes the fees are fair and reasonable compensation for such services.

Contract Drilling

Contract drilling revenues and costs are associated with well drilling and water pump installation, replacement and repair in Hawaii.

Contract drilling revenues increased $1,640,000 (80%) to $3,690,000 in fiscal 2004, as compared to $2,050,000 in fiscal 2003, and contract drilling operating expenses increased $1,256,000 (65%) to $3,184,000 in fiscal 2004, as compared to $1,928,000 in fiscal 2003. Operating profit before depreciation increased $384,000 (315%) from $122,000 in fiscal 2003 to $506,000 in fiscal 2004. The increases were due to an increase in water well drilling activity as there were four drilling rigs operating at the same time for a portion, including at the end, of fiscal 2004, but not during fiscal 2003. Contract drilling revenues and costs are not seasonal in nature but can fluctuate significantly based on the awarding and timing of contracts, which are determined by contract drilling customers.

At September 30, 2004, Water Resources, had a backlog of nine well drilling contracts and eight pump installation and repair contracts, five and two of which were in progress as of September 30, 2004. The backlog of contract drilling revenues as of November 30, 2004 was approximately $5,600,000.

Contract drilling revenues decreased $1,430,000 (41%) to $2,050,000 in fiscal 2003, as compared to $3,480,000 in fiscal 2002, and contract drilling operating expenses decreased $893,000 (32%) to $1,928,000 in fiscal 2003, as compared to $2,821,000 in fiscal 2002. Operating profit before depreciation decreased $537,000 (81%) from $659,000 in fiscal 2002 to $122,000 in fiscal 2003. The decreases were due to a decreased number of available water well drilling and pump installation contracts and lower contract margins resulting from higher competition for those contracts.

Gas Processing and Other Income

Gas processing and other income decreased $377,000 (24%) to $1,183,000 in fiscal 2004, as compared to $1,560,000 in fiscal 2003. In fiscal 2004, Kaupulehu Developments received $250,000 in income related to negotiations on the development of Kaupulehu Developments' resort/residential acreage, as compared to $500,000 in fiscal 2003, a decrease of $250,000; these revenues discontinued with the consummation of Kaupulehu Developments' sale of an interest in leasehold land in February 2004. In addition, interest income decreased in fiscal 2004, as compared to fiscal 2003, as fiscal 2003 interest income included $102,000 of interest on an income tax refund from the Canadian government relating to Barnwell's fiscal 1994 tax return (there was no such income in fiscal 2004), and as a note receivable that was outstanding during all of fiscal 2003 was repaid in February 2004, which resulted in an approximately $100,000 decrease in interest income. These decreases were partially offset by an increase in other income in fiscal 2004 from a $139,000 gain from the sale of an approximately two and one-quarter acre parcel of fee simple vacant land located in the Hilo district of the Island of Hawaii for $440,000, net of costs related to the sale, in March 2004; the property was formerly used as a storage and maintenance yard by Barnwell's contract drilling segment. The remainder of the decrease was primarily due to a $30,000 decrease in gas processing fees due to a decrease in the processing of third-party gas, as compared to the prior year.

Gas processing and other income increased $600,000 (63%) to $1,560,000 in fiscal 2003, as compared to $960,000 in fiscal 2002, due principally to the receipt by Kaupulehu Developments of $500,000 in income related to negotiations on the development of Kaupulehu Developments' resort/residential acreage during fiscal 2003, as compared to $100,000 in fiscal 2002. Interest income in fiscal 2003 also increased due to $102,000 of interest on an income tax refund from the Canadian government relating to Barnwell's fiscal 1994 tax return and a $61,000 increase in interest income on a note receivable (interest on the note began in February 2002, therefore there were only eight months of interest earned in fiscal 2002, as compared to a full twelve months of interest earned in fiscal 2003).

General and Administrative Expenses

General and administrative expenses increased $1,940,000 (32%) to $7,911,000 in fiscal 2004, as compared to $5,971,000 in fiscal 2003. The increase was due to the impact of an increase in Barnwell's stock price on stock appreciation rights, which increased general and administrative expenses by

$765,000 as compared to the prior year, $733,000 of bonuses issued in conjunction with the consummation of Kaupulehu Developments' sale of an interest in leasehold land in February 2004, and $443,000 of higher payroll costs, as compared to the prior year.

General and administrative expenses include fees paid to Nearco, Inc., an entity controlled by Mr. Terry Johnston, a director of Barnwell and an indirect 21.8% owner of Kaupulehu Developments, for consulting services related to Kaupulehu Developments' leasehold land. In fiscal 2004 and fiscal 2003, fees paid to Nearco, Inc. totaled $273,000 and $218,000, respectively. As previously stated, Barnwell believes the fees are fair and reasonable compensation for such services.

General and administrative expenses increased $1,627,000 (37%) to $5,971,000 in fiscal 2003, as compared to $4,344,000 in fiscal 2002, due primarily to costs incurred related to sales negotiations with interested parties and other costs related to maintaining Kaupulehu Developments' leasehold land. Such costs, totaling approximately $887,000, consisted of legal, consulting, travel and other costs; in fiscal 2002 these costs totaled $1,066,000, of which $324,000 was expensed and $742,000 of which was capitalized. Attainment of zoning and development entitlements for Kaupulehu Developments' leasehold land interests in approximately 870 acres of land zoned for resort/residential development was determined to be substantially complete in December 2002. Accordingly, effective January 1, 2003, Barnwell no longer capitalizes expenditures related to the 870 acres. The increase was also attributable to increases in personnel and pension plan costs of $495,000, increased oil and natural gas segment incentive plan costs for the Vice President of Canadian Operations of $214,000, increased stock appreciation rights expense of $177,000, and increases in professional services of approximately $121,000 (primarily related to compliance with the Sarbanes-Oxley Act of 2002 and restatement of the Barnwell Industries, Inc. Employees' Pension Plan to comply with Internal Revenue Service rulings), as compared to fiscal 2002. Additionally, other general and administrative costs increased by a net of $57,000.

Depletion, Depreciation and Amortization

Depletion, depreciation and amortization increased $2,428,000 (56%) to $6,761,000 in fiscal 2004, as compared to $4,333,000 in fiscal 2003, due to a 33% increase in the depletion rate, a 9% increase in production (in MCF equivalents where one barrel of oil and natural gas liquids are converted to 5.8 MCF equivalents), and a 10% increase in the fiscal year average exchange rate of the Canadian dollar to the U.S. dollar.

The higher depletion rate is due to increases in Barnwell's costs of finding and developing proven reserves, and development costs that are incurred to maintain or increase rates of production from reserves found in previous years. Barnwell's cost of finding and developing proven reserves has increased as a result of the cost of oil and natural gas exploration and development having increased along with product prices, the drilling of unsuccessful wells, and as a portion of recent oil and natural gas capital expenditures were for the development of existing reserves.

Depletion, depreciation and amortization increased $685,000 (19%) to $4,333,000 in fiscal 2003, as compared to $3,648,000 in fiscal 2002, due to an 18% increase in the depletion rate and an 8% increase in the fiscal year average exchange rate of the Canadian dollar to the U.S. dollar, partially offset by a 4% decrease in production (in MCF equivalents where one barrel of oil and natural gas liquids are converted to 5.8 MCF equivalents).

Interest Expense

Interest expense increased $45,000 (10%) to $487,000 in fiscal 2004, as compared to $442,000 in fiscal 2003, as there was no capitalization of interest in fiscal 2004, as compared to $45,000 of capitalized interest in fiscal 2003.

Interest costs for the years ended September 30, 2004, 2003, and 2002 are summarized as follows:

	2004	2003	2002
Interest costs incurred	**$487,000**	$487,000	$498,000
Less interest costs capitalized on investment in land	-	45,000	202,000
Interest expense	**$487,000**	$442,000	$296,000

The average interest rate incurred during fiscal 2004 on Barnwell's borrowings from the Royal Bank of Canada decreased to 3.67%, as compared to 3.84% in fiscal 2003, and the weighted average balance of outstanding borrowings from the Royal Bank of Canada increased from approximately $10,100,000 in fiscal 2003 to approximately $10,305,000 in fiscal 2004, due to an increase in the exchange rate of Canadian dollar to the U.S. dollar.

Interest expense increased $146,000 (49%) to $442,000 in fiscal 2003, as compared to interest expense of $296,000 in fiscal 2002. The increase was due primarily to decreased capitalized interest as Barnwell no longer capitalizes interest on the accumulated development costs of the property effective January 1, 2003.

Foreign Currency Fluctuations

In addition to U.S. operations, Barnwell conducts foreign operations in Canada. Consequently, Barnwell is subject to foreign currency translation and transaction gains and losses due to fluctuations of the exchange rates between the Canadian dollar and the U.S. dollar.

The fiscal year average exchange rate of the Canadian dollar to the U.S. dollar increased 10% in fiscal 2004, as compared to fiscal 2003, and the exchange rate of the Canadian dollar to the U.S. dollar increased 7% at September 30, 2004, as compared to September 30, 2003. Accordingly, the assets, liabilities, stockholders' equity and revenues and expenses of Barnwell's subsidiaries operating in Canada have increased. Barnwell's Canadian dollar assets are greater than its Canadian dollar liabilities; therefore, increases in value of the Canadian dollar to the U.S. dollar generate other comprehensive income. The fiscal year average exchange rate of the Canadian dollar to the U.S. dollar increased 8% in fiscal 2003, as compared to fiscal 2002, and the exchange rate of the Canadian dollar to the U.S. dollar increased 17% at September 30, 2003, as compared to September 30, 2002. Other comprehensive income due to foreign currency translation adjustments for fiscal 2004 was $1,660,000, a $732,000 decrease from other comprehensive income of $2,392,000 in fiscal 2003.

Foreign currency transaction gains and losses were not material in fiscal 2004, 2003, and 2002 and are reflected in general and administrative expenses.

The impact of fluctuations of the exchange rates between the Canadian dollar and the U.S. dollar may be material from period to period. Barnwell cannot accurately predict future fluctuations between the Canadian and U.S. dollars.

Income Taxes

In November 2003, Royal Assent was received on a bill passed by the Parliament of Canada, which was then enacted into law, to reduce Canada's corporate tax rate on "resource" income (income derived from oil and natural gas operations) over a four-year period beginning January 1, 2003 from 29% to 21% with the 21% tax rate commencing on January 1, 2007. Additionally, the bill phases in over the same four-year period tax deductions for royalties, which previously were not tax deductible, and phases out the Resource Allowance deduction along with other changes. Accordingly, during fiscal 2004, Barnwell's Canadian deferred income tax liabilities were reduced by approximately $1,440,000 due to the reduction in Canada's corporate tax rate. There was no benefit attributable to changes in Canada's Federal corporate tax rate on "resource" income in fiscal 2003 or fiscal 2002.

Barnwell's Canadian deferred income tax liabilities were also reduced by approximately $300,000 in fiscal 2004 as a result of the Province of Alberta's reduction of the province's corporate tax rate from 13.0% to 12.5%, effective April 1, 2003 (enacted into law in December 2003), and from 12.5% to 11.5%, effective April 1, 2004 (enacted into law in May 2004). In April 2002, the legislative assembly of the Province of Alberta passed a bill to reduce the province's corporate tax rate from 13.5% to 13.0%, effective April 1, 2002. The bill was enacted into law in December 2002. The reduction in the tax rate reduced Canadian deferred income tax liabilities by approximately $75,000 in fiscal 2003. There was no such reduction recorded in fiscal 2002. The Government of the Province of Alberta has stated that their goal is to lower the corporate tax rate, over a period of years, to 8% based on affordability.

The U.S. deferred tax expense of $608,000 for fiscal 2004 includes reversals of temporary differences, resulting from the excess of expenses deductible for tax purposes over expenses recognized under the cost recovery method for books, generated by sales of Kaupulehu Developments' development rights and interest in leasehold land.

Included in the provisions for deferred income taxes for fiscal 2003 and 2002 are U.S. deferred tax benefits of $320,000 and $376,000, respectively, related to the sale of land development rights in December 2002 and 2001, respectively. The sales of land development rights in fiscal 2003 and 2002 created temporary differences due to the excess of expenses recognized under the cost recovery method for books over expenses deductible for tax purposes.

In fiscal 2003 and 2002, the provision for income taxes did not bear a normal relationship to earnings because Canadian taxes were payable on Canadian operations and losses from U.S. operations provide no foreign tax benefits.

Environmental Matters

Federal, state, and Canadian governmental agencies issue rules and regulations and enforce laws to protect the environment which are often difficult and costly to comply with and which carry substantial penalties for failure to comply, particularly in regard to the discharge of materials into the environment. The regulatory burden on the oil and gas industry increases its cost of doing business.

These laws, rules and regulations affect the operations of Barnwell and could have a material adverse effect upon the earnings or competitive position of Barnwell. Although Barnwell's experience has been to the contrary, there is no assurance that this will continue to be the case.

Inflation

The effect of inflation on Barnwell has generally been to increase its cost of operations, interest cost (as a substantial portion of Barnwell's debt is at variable short-term rates of interest which tend to increase as inflation increases), general and administrative costs and direct costs associated with oil and natural gas production and contract drilling operations. In the case of contract drilling, Barnwell has not been able to increase its contract revenues to fully compensate for increased costs. In the case of oil and natural gas, prices realized by Barnwell are essentially determined by world prices for oil and western Canadian/Midwestern U.S. prices for natural gas.

Recent Accounting Pronouncements

In December 2003, the Financial Accounting Standards Board ("FASB") revised Statement of Financial Accounting Standards ("SFAS") No. 132, "Employers' Disclosures about Pensions and other Postretirement Benefits," establishing additional annual disclosures about plan assets, investment strategy, measurement date, plan obligations and cash flows. In addition, the revised standard established interim disclosure requirements related to the net periodic benefit cost recognized and contributions paid or expected to be paid during the current fiscal year. The new annual disclosures are effective for financial statements with fiscal years ending after December 15, 2003 and the interim-period disclosures are effective for interim periods beginning after December 15, 2003. Barnwell adopted the interim disclosures in its quarter ending March 31, 2004 and adopted the annual disclosures in its fiscal year ending September 30, 2004. The adoption of the revisions to SFAS No. 132 had no impact on Barnwell's financial condition, results of operations or liquidity.

In September 2004, the Securities and Exchange Commission ("SEC") released Staff Accounting Bulletin ("SAB") No. 106 which expresses the SEC's views regarding the application of SFAS No. 143, "Accounting for Asset Retirement Obligations," by oil and gas producing companies following the full cost accounting method. SAB No. 106 addresses the calculation of ceiling tests for full-cost oil and gas companies, depreciation, depletion and amortization as affected by the adoption of SFAS No. 143, as well as the related required disclosures. Barnwell adopted the provisions of SAB No. 106 during the year ended September 30, 2004. The adoption of SAB No. 106 had no material impact on Barnwell's financial condition, results of operations or liquidity.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows, Debt and Available Credit

Cash flows provided by operations totaled $6,148,000 for fiscal 2004, a decrease of $2,367,000 as compared to $8,515,000 of cash flows provided by operations for the same period in the prior year. The decrease was primarily due to an increase in income tax payments in the current period as compared to the same period in the prior year. Income taxes of $4,495,000 were paid in fiscal 2004, including $430,000 for taxes due for fiscal 2003, as compared to $2,961,000 in fiscal 2003, an increase of $1,534,000. Income tax payments also include $450,000 of installments due on the gain on sale of an interest in leasehold land, whereas cash flows from the sale of an interest in leasehold land are reported under cash flows provided by investing activities. Cash flow from operations also decreased due to $733,000 of bonuses issued in conjunction with the consummation of Kaupulehu Developments' sale of an interest in leasehold land in February 2004. Partially offsetting these decreases in cash flows provided by operations was an increase in pre-tax operational cash flows generated by the oil and natural gas segment.

Cash flows provided by investing activities totaled $1,557,000 for fiscal 2004, an increase of $9,306,000 from cash used in investing activities of $7,749,000 in fiscal 2003. The increase is due primarily to Kaupulehu Developments' sale of an interest in leasehold land, which generated $10,805,000 of cash, net of associated costs. In addition, cash flows from Kaupulehu Developments' sale of development rights, net of associated costs, increased $500,000 to $2,497,000 in the current period, as compared to $1,997,000 in the same period in the prior year. Barnwell also fully collected a $1,311,000 note receivable, and received $440,000 of proceeds, net of associated costs, from the sale of land that was previously utilized as a contract drilling storage yard. Partially offsetting the increase was a $2,293,000 increase in capital expenditures, primarily oil and natural gas capital expenditures, as compared to the prior year period, and $1,387,000 of investments in six-month and one-year certificates of deposit at various financial institutions, net of proceeds from matured certificates of deposit, in fiscal 2004; there were no such investments in the same period of the prior year.

During fiscal 2004, Barnwell purchased the office space it was previously leasing for $1,057,000, of which $883,000 was financed by a note payable to a Hawaii bank and the remainder was paid in cash. The note was payable in monthly principal payments of approximately $3,000, plus interest, and was due in full in December 2006. Barnwell repaid the note in full in fiscal 2004. The space purchased has 4,662 useable square feet in an office building in downtown Honolulu.

During fiscal 2004, Barnwell used $4,946,000 of cash flows for financing activities, a $4,311,000 increase from $635,000 in the same period of the prior year. Barnwell distributed $2,633,000 to minority interests resulting from Kaupulehu Developments' sales of leasehold land interest and development rights, a $2,358,000 increase in minority distributions from $275,000 during the same period of the prior year. Barnwell also made $1,408,000 of long-term debt repayments, a $1,048,000 increase from debt repayments of $360,000 in the same period of the prior year; of the $1,408,000 in current period debt net repayments, $883,000 was for the full repayment of the note payable to a Hawaii bank and $525,000 was paid toward the credit facility with the Royal Bank of Canada. Barnwell also paid $1,123,000 in dividends (no dividends were paid in the prior year period), and collected $218,000 in proceeds from employees' exercise of stock options (no stock options were exercised in the prior year period).

Dividends paid by Barnwell in fiscal 2004 were as follows:

Declaration Date	Value Per Share	Record Date	Payment Date
August 2004	$0.15	August 27, 2004	September 15, 2004
February 2004	$0.50	February 27, 2004	March 12, 2004
December 2003	$0.20	December 22, 2003	January 6, 2004

The Royal Bank of Canada has renewed Barnwell's credit facility through April 2005 at an unchanged $19,000,000 Canadian dollars, approximately U.S. $15,000,000, at September 30, 2004, and with an increase in the interest rate of U.S. dollar denominated borrowings from the London Interbank Offer Rate plus 1-3/4% to the London Interbank Offer Rate plus 2%.

At September 30, 2004, Barnwell had $4,497,000 in cash and cash equivalents, $1,387,000 in certificates of deposit with maturity dates ranging from October 2004 to April 2005, $1,331,000 in working capital, and approximately $4,800,000 of available credit under its credit facility with the Royal Bank of Canada. Barnwell believes its current cash balances, certificates of deposit, future cash flows from operations, land segment sales, and available credit will be sufficient to fund its estimated capital expenditures for at least the next twelve months and meet the repayment schedule on its long-term debt. However, if oil and natural gas production remains at or declines from current levels or oil and natural gas prices decline from current levels, current working capital balances and cash flows generated by operations may not be sufficient to fund Barnwell's current projected level of oil and natural gas capital expenditures, in which case Barnwell may fund capital expenditures with funds generated by land segment sales, long-term debt borrowings, or it may reduce future oil and natural gas capital expenditures. Additionally, if Barnwell's credit facility with a Canadian bank is reduced below the current level of borrowings under the facility after the April 2005 review, Barnwell may be required to reduce expenditures or seek alternative sources of financing to make any required payments under the facility.

Oil and Natural Gas Capital Expenditures

In fiscal 2004, Barnwell's oil and natural gas capital expenditures, including accrued capital expenditures, increased $817,000 (7%) from $11,059,000 in fiscal 2003 to $11,876,000 in fiscal 2004. Barnwell participated in drilling 144 (14.6 net) wells, 134 (11.2 net) of which were successful, and the recompletion of 33 wells (4.6 net wells), 90% of which were successful, and replaced 44% of oil production (including natural gas liquids) and 63% of natural gas production. Barnwell's participation in the drilling of 84 gross wells (2.6 net wells) was a result of Barnwell's ownership of an average 3% working interest in a shallow development prospect in Southern Alberta. The major areas of investments in fiscal 2004 were in the Dunvegan, Balsam, Bonanza, Doris, Wood River and Progress areas of Alberta. In the Dunvegan area, Barnwell invested $3,670,000 for the drilling of 27 gross development wells (2.4 net development wells) as part of the operator's objective of increasing production from the area. Additionally, the operator of the Dunvegan property plans to drill 24 gross wells (2.14 net wells) at Dunvegan in fiscal 2005. Barnwell operated and supervised the drilling of eight wells in 2004. Of the $11,876,000 total oil and natural gas properties investments for fiscal 2004, $1,965,000 (17%) was for acquisition of leases and lease rentals, $1,089,000 (9%) was for geological and geophysical costs, $6,449,000 (54%) was for intangible drilling costs, $2,240,000 (19%) was for production equipment, and $133,000 (1%) was for future site restoration and abandonment costs.

The following table sets forth the gross and net numbers of oil and natural gas wells Barnwell participated in drilling and purchased for each of the last three fiscal years:

	2004		2003		2002	
	Gross	**Net**	Gross	Net	Gross	Net
Exploratory oil and natural gas wells drilled	**16**	**6.1**	13	3.6	5	0.9
Development oil and natural gas wells drilled	**128**	**8.5**	52	11.1	11	4.5
Successful oil and natural gas wells drilled	**134**	**11.2**	53	11.1	12	4.2

Barnwell estimates that oil and natural gas capital expenditures for fiscal 2005 will range from $12,500,000 to $14,000,000. This estimated amount may increase or decrease as dictated by management's assessment of the oil and gas environment and prospects.



KPMG LLP
PO Box 4150
Honolulu, HI 96812-4150

Report of Independent Registered Public Accounting Firm

The Board of Directors
Barnwell Industries, Inc.:

We have audited the accompanying consolidated balance sheets of Barnwell Industries, Inc. and subsidiaries as of September 30, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended September 30, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Barnwell Industries, Inc. and subsidiaries as of September 30, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in note 2 to the consolidated financial statements, effective October 1, 2002, the Company changed its method of accounting for asset retirement obligations.

KPMG LLP

Honolulu, Hawaii
December 6, 2004

BARNWELL INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	September 30,	
	2004	2003
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	**$ 4,497,000**	$ 1,648,000
Certificates of deposit	**1,387,000**	-
Accounts receivable, net	**5,513,000**	2,866,000
Note receivable	**-**	1,311,000
Costs and estimated earnings in excess of billings on uncompleted contracts	**493,000**	166,000
Deferred income taxes	**1,231,000**	515,000
Prepaid expenses and other current assets	**1,081,000**	675,000
TOTAL CURRENT ASSETS	**14,202,000**	7,181,000
INVESTMENT IN LAND	**3,033,000**	6,508,000
PROPERTY AND EQUIPMENT, NET	**47,852,000**	38,948,000
TOTAL ASSETS	**$65,087,000**	$52,637,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	**$ 3,199,000**	$ 3,357,000
Accrued liabilities	**8,625,000**	6,082,000
Billings in excess of costs and estimated earnings on uncompleted contracts	**407,000**	29,000
Payable to joint interest owners	**604,000**	608,000
Income taxes payable	**36,000**	442,000
TOTAL CURRENT LIABILITIES	**12,871,000**	10,518,000
LONG-TERM DEBT	**10,165,000**	10,477,000
ASSET RETIREMENT OBLIGATION	**1,775,000**	1,432,000
DEFERRED INCOME TAXES	**10,719,000**	9,743,000
MINORITY INTEREST	**408,000**	834,000
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Common stock, par value $0.50 per share: Authorized, 4,000,000 shares; 1,660,297 issued, 1,332,010 outstanding at September 30, 2004, 1,642,797 issued, 1,314,510 outstanding at September 30, 2003	**830,000**	821,000
Additional paid-in capital	**3,399,000**	3,139,000
Retained earnings	**29,605,000**	22,018,000
Accumulated other comprehensive income (loss) - foreign currency translation adjustments	**169,000**	(1,491,000)
Treasury stock, at cost, 328,287 shares	**(4,854,000)**	(4,854,000)
TOTAL STOCKHOLDERS' EQUITY	**29,149,000**	19,633,000
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$65,087,000**	$52,637,000

See Notes to Consolidated Financial Statements

BARNWELL INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended September 30,		
	2004	2003	2002
Revenues:			
Oil and natural gas	**$23,270,000**	$19,350,000	$11,320,000
Sale of interest in leasehold land, net	**7,330,000**	-	-
Sale of development rights, net	**2,497,000**	720,000	120,000
Contract drilling	**3,690,000**	2,050,000	3,480,000
Gas processing and other	**1,183,000**	1,560,000	960,000
	37,970,000	23,680,000	15,880,000
Costs and expenses:			
Oil and natural gas operating	**5,403,000**	4,192,000	3,108,000
Contract drilling operating	**3,184,000**	1,928,000	2,821,000
General and administrative	**7,911,000**	5,971,000	4,344,000
Depletion, depreciation and amortization	**6,761,000**	4,333,000	3,648,000
Interest expense, net	**487,000**	442,000	296,000
Minority interest in earnings	**2,207,000**	309,000	62,000
	25,953,000	17,175,000	14,279,000
Earnings before income taxes	**12,017,000**	6,505,000	1,601,000
Provision for income taxes	**3,307,000**	4,185,000	1,561,000
NET EARNINGS	**$ 8,710,000**	$ 2,320,000	$ 40,000
BASIC EARNINGS PER COMMON SHARE	**$ 6.58**	$ 1.76	$ 0.03
DILUTED EARNINGS PER COMMON SHARE	**$ 6.19**	$ 1.69	$ 0.03
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:			
BASIC	**1,323,947**	1,314,510	1,313,915
DILUTED	**1,406,895**	1,369,595	1,357,181

See Notes to Consolidated Financial Statements

BARNWELL INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended September 30,		
	2004	2003	2002
Cash flows from operating activities:			
Net earnings	**$ 8,710,000**	$ 2,320,000	$ 40,000
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation, depletion and amortization	**6,761,000**	4,333,000	3,648,000
Minority interest in earnings	**2,207,000**	309,000	62,000
Accretion of asset retirement obligation	**100,000**	85,000	-
Gain on sale of contract drilling yard	**(139,000)**	-	-
Deferred income taxes	**(307,000)**	709,000	405,000
Sale of development rights, net	**(2,497,000)**	(720,000)	(120,000)
Sale of interest in leasehold land, net	**(7,330,000)**	-	-
	7,505,000	7,036,000	4,035,000
Increase (decrease) from changes in current assets and liabilities	**(1,357,000)**	1,479,000	(2,587,000)
Net cash provided by operating activities	**6,148,000**	8,515,000	1,448,000
Cash flows from investing activities:			
Proceeds from sale of interest in leasehold land, net	**10,805,000**	-	-
Proceeds from sale of development rights, net	**2,497,000**	1,997,000	1,997,000
Proceeds from collection of notes receivable	**1,311,000**	70,000	100,000
Proceeds from matured certificates of deposit	**595,000**	-	-
Proceeds from sale of contract drilling yard, net	**440,000**	-	-
Investments in certificates of deposit	**(1,982,000)**	-	-
Capital expenditures	**(12,109,000)**	(9,816,000)	(5,644,000)
Net cash provided by (used in) investing activities	**1,557,000**	(7,749,000)	(3,547,000)
Cash flows from financing activities:			
Distributions to minority interest partners	**(2,633,000)**	(275,000)	(278,000)
Repayments of long-term debt	**(1,408,000)**	(360,000)	(370,000)
Payment of dividends	**(1,123,000)**	-	(394,000)
Proceeds from exercise of stock options	**218,000**	-	-
Repayments of notes payable	**-**	-	(2,209,000)
Long-term debt borrowings	**-**	-	1,711,000
Net cash used in financing activities	**(4,946,000)**	(635,000)	(1,540,000)
Effect of exchange rate changes on cash and cash equivalents	**90,000**	28,000	(26,000)
Net increase (decrease) in cash and cash equivalents	**2,849,000**	159,000	(3,665,000)
Cash and cash equivalents at beginning of year	**1,648,000**	1,489,000	5,154,000
Cash and cash equivalents at end of year	**$ 4,497,000**	$ 1,648,000	$ 1,489,000

See Notes to Consolidated Financial Statements

BARNWELL INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
Years ended September 30, 2004, 2003 and 2002

	Common Stock	Additional Paid-In Capital	Comprehensive Loss	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders' Equity
Balance at September 30, 2001	$821,000	$3,105,000		$19,855,000	$(3,797,000)	$(4,891,000)	$15,093,000
Conversion of debentures to common stock at $20.00 per share		34,000				37,000	71,000
Dividends declared ($0.15 per share)				(197,000)			(197,000)
Comprehensive loss:							
Net earnings			$ 40,000	40,000			40,000
Other comprehensive loss, net of income taxes – foreign currency translation adjustments			(86,000)		(86,000)		(86,000)
Total comprehensive loss			$ (46,000)				
At September 30, 2002	$821,000	$3,139,000		$19,698,000	$(3,883,000)	$(4,854,000)	$14,921,000

(continued on next page)

BARNWELL INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
Years ended September 30, 2004, 2003 and 2002

(continued from previous page)

	Common Stock	Additional Paid-In Capital	Comprehensive Income	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders' Equity
Balance at September 30, 2002	$821,000	$3,139,000		$19,698,000	$(3,883,000)	$(4,854,000)	$14,921,000
Comprehensive income:							
Net earnings			$ 2,320,000	2,320,000			2,320,000
Other comprehensive income, net of income taxes – foreign currency translation adjustments			2,392,000		2,392,000		2,392,000
Total comprehensive income			$ 4,712,000				
At September 30, 2003	$821,000	$3,139,000		$22,018,000	$(1,491,000)	$(4,854,000)	$19,633,000

(continued on next page)

BARNWELL INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
Years ended September 30, 2004, 2003 and 2002

(continued from previous page)

	Common Stock	Additional Paid-In Capital	Comprehensive Income	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders' Equity
Balance at September 30, 2003	$821,000	$3,139,000		$22,018,000	$(1,491,000)	$(4,854,000)	$19,633,000
Exercise of stock options, 17,500 shares	9,000	209,000					218,000
Tax benefit from employee stock option transactions		51,000					51,000
Dividends declared ($0.85 per share)				(1,123,000)			(1,123,000)
Comprehensive income:							
Net earnings			$ 8,710,000	8,710,000			8,710,000
Other comprehensive income, net of income taxes – foreign currency translation adjustments			1,660,000		1,660,000		1,660,000
Total comprehensive income			$10,370,000				
At September 30, 2004	$830,000	$3,399,000		$29,605,000	$ 169,000	$(4,854,000)	$29,149,000

See Notes to Consolidated Financial Statements

BARNWELL INDUSTRIES, INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2004, 2003 AND 2002

1. DESCRIPTION OF THE REPORTING ENTITY AND BUSINESS

The consolidated financial statements include the accounts of Barnwell Industries, Inc. and all majority-owned subsidiaries, including an indirect 77.6%-owned land development general partnership, (collectively referred to herein as "Barnwell"). All significant intercompany accounts and transactions have been eliminated.

During its last three fiscal years, Barnwell was engaged in exploring for, developing, producing and selling oil and natural gas in Canada, investing in leasehold land in Hawaii, and drilling wells and installing and repairing water pumping systems in Hawaii. Barnwell's oil and natural gas activities comprise its largest business segment. Approximately 61% of Barnwell's revenues and 90% of Barnwell's capital expenditures for the fiscal year ended September 30, 2004 were attributable to its oil and natural gas activities. Barnwell's land investment segment revenues, including land segment revenues reported as "Gas processing and other" revenues in the Consolidated Statements of Operations, accounted for 27% of fiscal 2004 revenues; Barnwell's contract drilling activities accounted for 10% of fiscal 2004 revenues; and other revenues comprised 2% of fiscal 2004 revenues.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents and Certificates of Deposit

Cash and cash equivalents include cash on hand, demand deposits and short-term investments with original maturities of three months or less. At September 30, 2004, Barnwell had $1,387,000 of certificates of deposit at various financial institutions with maturities ranging from October 2004 to April 2005. Due to their original maturities, these certificates of deposit are excluded from cash and cash equivalents and are reported separately on the Consolidated Balance Sheets.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is Barnwell's best estimate of the amount of probable credit losses in Barnwell's existing accounts receivable and is based on historical write-off experience. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Barnwell does not have any off-balance sheet credit exposure related to its customers.

Oil and Natural Gas Properties

Barnwell uses the full cost method of accounting under which all costs incurred in the acquisition, exploration and development of oil and natural gas reserves, including unsuccessful wells, are capitalized until such time as the aggregate of such costs, on a country-by-country basis, equals the discounted present value (at 10%) of Barnwell's estimated future net cash flows from estimated production of proved oil and natural gas reserves, as determined by independent petroleum engineers, less related income tax effects. Any capitalized costs, net of oil and gas related deferred income taxes, in excess of the discounted present value of proved properties and the lower of cost or estimated fair value of unproved properties are charged to expense. Depletion of all such costs, except costs related to major development projects, is provided by the unit-of-production method based upon proved oil and natural gas reserves of all properties on a country-by-country basis. Investments in major development projects are not amortized until either proved reserves are associated with the projects or impairment has been determined. At September 30, 2004, Barnwell had no investments in major oil and natural gas development projects that were not being amortized. General and administrative costs related to oil and natural gas operations are expensed as incurred. Estimated future site restoration and abandonment costs are capitalized as part of the carrying amount of oil and natural gas properties and depleted over the life of the related reserves. Proceeds from the disposition of minor producing oil and natural gas properties are credited to the cost of oil and natural gas properties. Gains or losses are recognized on the disposition of significant oil and natural gas properties.

Investment in Land and Revenue Recognition

Barnwell's investment in land is comprised of development rights under option; rights to receive percentage and interim payments; leasehold land interests in land zoned resort/residential which are under right of negotiation; and land zoned conservation which is not under option or right of negotiation. Investment in land is reported at the lower of the asset carrying value or fair value, less costs to sell, and is evaluated for impairment whenever events or changes in circumstances indicate that the recorded investment balance may not be fully recoverable.

Costs incurred for the acquisition and improvement of leasehold land interests, including capitalized interest, are included in the consolidated balance sheets under the caption "Investment in Land."

Sales of development rights under option and revenues from the sale of Increment I of leasehold land interests are accounted for under the cost recovery method. Under the cost recovery method, no operating profit is recognized until cash received exceeds the cost and the estimated future costs related to the development rights sold.

Contract Drilling

Revenues, costs and profits applicable to contract drilling contracts are included in the consolidated statements of operations using the percentage of completion method, principally measured by the percentage of labor dollars incurred to date for each contract to total estimated labor dollars for each contract. Contract losses are recognized in full in the period the losses are identified. The performance of drilling contracts may extend over more than one year and, in the interim periods, estimates of total contract costs and profits are used to determine revenues and profits earned for reporting the results of contract drilling operations. Revisions in the estimates required by subsequent performance and final contract settlements are included as adjustments to the results of operations in the period such revisions and settlements occur. Contracts are normally less than one year in duration.

Long-lived Assets

Long-lived assets to be held and used, other than oil and natural gas properties, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If the future cash flows expected to result from use of the asset (undiscounted and without interest charges) are less than the carrying amount of the asset, an impairment loss is recognized. Such impairment loss is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of the asset carrying value or fair value, less cost to sell.

Drilling Rigs, Other Property and Equipment

Drilling rigs and other property and equipment are stated at cost. Depreciation is computed using the straight-line method based on estimated useful lives.

Inventories

Inventories are comprised of drilling materials and are valued at the lower of weighted average cost or market value.

Environmental

Barnwell is subject to extensive environmental laws and regulations. These laws, which are constantly changing, regulate the discharge of materials into the environment and maintenance of surface conditions and may require Barnwell to remove or mitigate the environmental effects of the disposal or release of petroleum or chemical substances at various sites. Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefits are expensed. Liabilities for expenditures of a noncapital nature are recorded when environmental assessment and/or remediation is probable, and the costs can be reasonably estimated.

Asset Retirement Obligation

On October 1, 2002, Barnwell adopted Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations," which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Barnwell's estimated site restoration and abandonment costs of its oil and natural gas properties are capitalized as part of the carrying amount of oil and natural gas properties and depleted over the life of the related reserves. The liability is accreted at the end of each period through charges to oil and natural gas operating expense. If the obligation is settled for other than the carrying amount of the liability, Barnwell will recognize a gain or loss on settlement.

In September 2004, the Securities and Exchange Commission ("SEC") released Staff Accounting Bulletin ("SAB") No. 106 which expresses the SEC's views regarding the application of SFAS No. 143, "Accounting for Asset Retirement Obligations," by oil and gas producing companies following the full cost accounting method. SAB No. 106 addresses the calculation of ceiling tests for full-cost oil and gas companies, depreciation, depletion and amortization as affected by the adoption of SFAS No. 143, as well as the related required disclosures. Barnwell adopted the provisions of SAB No. 106 during the year ended September 30, 2004. The adoption of SAB No. 106 had no material impact on Barnwell's financial condition, results of operations or liquidity.

Income Taxes

Deferred income taxes are determined using the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings Per Common Share

Basic earnings per share excludes dilution and is computed by dividing net earnings by the weighted-average number of common shares outstanding for the period. Diluted earnings per share includes the potentially dilutive effect of outstanding common stock options and securities which are convertible to common shares.

Reconciliations between the numerator and denominator of the basic and diluted earnings per share computations for the years ended September 30, 2004, 2003 and 2002 are as follows:

	September 30, 2004		
	Net Earnings (Numerator)	Shares (Denominator)	Per-Share Amount
Basic earnings per share	**$8,710,000**	**1,323,947**	**$6.58**
Effect of dilutive securities - common stock options	**-**	**82,948**	
Diluted earnings per share	**$8,710,000**	**1,406,895**	**$6.19**

	September 30, 2003		
	Net Earnings (Numerator)	Shares (Denominator)	Per-Share Amount
Basic earnings per share	$2,320,000	1,314,510	$1.76
Effect of dilutive securities - common stock options	-	55,085	
Diluted earnings per share	$2,320,000	1,369,595	$1.69

	September 30, 2002		
	Net Earnings (Numerator)	Shares (Denominator)	Per-Share Amount
Basic earnings per share	$ 40,000	1,313,915	$0.03
Effect of dilutive securities - common stock options	-	43,266	
Diluted earnings per share	$ 40,000	1,357,181	$0.03

Assumed conversion of convertible debentures to 6,750 shares of common stock was excluded from the computation of diluted earnings per share for the period that the debentures were outstanding during the year ended September 30, 2003 because the effect would have been antidilutive (the convertible debentures were repaid in full on June 30, 2003). Assumed conversion of convertible debentures to acquire 18,000 shares of common stock at September 30, 2002 was excluded from the computation of diluted earnings per share for the year ended September 30, 2002 because the effect would have been antidilutive.

Stock-Based Compensation

Barnwell applies the provisions of Accounting Principles Board Opinion No. 25 in accounting for stock-based compensation and adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." Had compensation cost for stock options granted since October 1, 1995 been determined based on the fair value method of measuring stock-based compensation provisions of SFAS No. 123, Barnwell's net earnings (loss) and basic and diluted earnings (loss) per share would have been as follows:

	Year ended September 30,		
	2004	2003	2002
Net earnings, as reported	**$ 8,710,000**	$ 2,320,000	$ 40,000
Less stock-based employee compensation expense determined under the fair value based method, net of related income taxes	**(6,000)**	(44,000)	(95,000)
Pro-forma net earnings (loss)	**$ 8,704,000**	$ 2,276,000	$ (55,000)
Basic Earnings (Loss) Per Share:			
As reported	**$ 6.58**	$ 1.76	$ 0.03
Pro forma	**$ 6.57**	$ 1.73	$ (0.04)
Diluted Earnings (Loss) Per Share:			
As reported	**$ 6.19**	$ 1.69	$ 0.03
Pro forma	**$ 6.19**	$ 1.66	$ (0.04)

Fair value measurement of the options was based on a option-pricing model which included assumptions of a weighted average expected life of 5.97 years, expected volatility of 30%, weighted average risk-free interest rate of 6.12%, and an expected dividend yield of 0%.

Foreign Currency Translation

Assets and liabilities of foreign operations and subsidiaries are translated at the year-end exchange rate and resulting translation gains or losses are accounted for in a stockholders' equity account entitled "accumulated other comprehensive income (loss) - foreign currency translation adjustments." Operating results of foreign subsidiaries are translated at average exchange rates during the period. Realized foreign currency transaction gains or losses were not material in fiscal years 2004, 2003, and 2002.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ significantly from those estimates. Significant assumptions are required in the valuation of deferred tax assets and proved oil and natural gas reserves, and such assumptions may impact the amount at which deferred tax assets and oil and natural gas properties are recorded.

Reclassification

Certain reclassifications have been made to the September 30, 2003 consolidated balance sheet to conform to classifications used in the September 30, 2004 consolidated balance sheet.

3. ACCOUNTS RECEIVABLE AND CONTRACT COSTS

Accounts receivable are net of allowances for doubtful accounts of $10,000 as of September 30, 2004 and 2003. Included in accounts receivable are contract retainage balances of $242,000 and $96,000 as of September 30, 2004 and 2003, respectively. These balances are expected to be collected within one year, generally within 45 days after the related contracts have received final acceptance and approval.

Costs and estimated earnings on uncompleted contracts are as follows:

	September 30,	
	2004	2003
Costs incurred on uncompleted contracts	**$4,945,000**	$1,667,000
Estimated earnings	**482,000**	109,000
	5,427,000	1,776,000
Less billings to date	**5,341,000**	1,639,000
	$ 86,000	$ 137,000

Costs and estimated earnings on uncompleted contracts are included in the consolidated balance sheets under the following captions:

	September 30,	
	2004	2003
Costs and estimated earnings in excess of billings on uncompleted contracts	**$ 493,000**	$ 166,000
Billings in excess of costs and estimated earnings on uncompleted contracts	**(407,000)**	(29,000)
	$ 86,000	$ 137,000

4. NOTE RECEIVABLE

In January and February 2004, Nearco, Inc. repaid the $1,311,000 note payable to Barnwell in full plus all outstanding interest.

5. INVESTMENT IN LAND

Background

Barnwell owns a 77.6% controlling interest in Kaupulehu Developments, a Hawaii general partnership that owns interests in leasehold land and development rights for property located approximately six miles north of the Kona International Airport in the North Kona District of the Island of Hawaii. Between 1986 and 1989, Kaupulehu Developments obtained the state and county zoning changes necessary to permit development of the Four Seasons Resort Hualalai at Historic Ka'upulehu and Hualalai Golf Club, which opened in 1996, a second golf course, and single and multiple family residential units. These projects were developed on leasehold land acquired from Kaupulehu Developments by Kaupulehu Makai Venture, an unrelated entity that is an affiliate of Kajima Corporation of Japan.

Rezoning and Partial Sale of Interest in Leasehold Land

In 1993, Kaupulehu Developments submitted a rezoning petition to the State Land Use Commission and in 1998, filed an Application for a Project District zoning ordinance and a Special Management Area Use Permit Petition with the County of Hawaii to reclassify conservation-zoned land to zoning which allows resort/residential development. In October 2001, Kaupulehu Developments received final approval for the reclassification.

On February 13, 2004, Kaupulehu Developments entered into a Purchase and Sale Agreement with WB KD Acquisition LLC ("WB") by which Kaupulehu Developments transferred its leasehold interest in the approximately 870 acres zoned for resort/residential development, in two increments, to WB. There is no affiliation between Kaupulehu Developments and WB. WB is an affiliate of Westbrook Partners LLC, an affiliate of the developers of the Kuki'o Resort. The first increment ("Increment I") is an area planned for approximately 80 single-family lots and a beach club on the portion of the property bordering the Pacific Ocean. The purchasers of the 80 single-family lots will have the right to apply for membership in the Kuki'o Resort Golf and Beach Club, which is located adjacent to and south of the Four Seasons Resort Hualalai at Historic Ka'upulehu. The second increment ("Increment II") is the remaining portion of the approximately 870-acre property and is zoned for single-family and multi-family residential units and a golf course and clubhouse.

With respect to Increment I, Kaupulehu Developments received a non-refundable $11,550,000 payment ("Closing Payment") and is entitled to receive payment of the following percentages of the gross proceeds generated from the sale by WB of single-family lots in Increment I ("Percentage Payments"): 9% of the gross proceeds from single-family lot sales up to aggregate gross proceeds of $100,000,000; 10% of such aggregate gross proceeds greater than $100,000,000 but less than $300,000,000; and 14% of such aggregate gross proceeds in excess of $300,000,000. If prior to December 31, 2005, Kaupulehu Developments has not received Percentage Payments equal to or greater than $2,500,000 in the aggregate, WB will pay Kaupulehu Developments the amount by which the aggregate amount of all prior Percentage Payments made by WB to Kaupulehu Developments is less than $2,500,000. If prior to December 31, 2006, Kaupulehu Developments has not received Percentage Payments (including payments in lieu of Percentage Payments as described in the immediately preceding sentence) equal to or greater than $5,000,000 in the aggregate, then WB will pay Kaupulehu Developments the amount by which the aggregate amount of all such payments is less than $5,000,000. Additionally, WB agreed to pay Kaupulehu Developments non-refundable interim payments of $50,000 per month ("Interim Payments"), until the first to occur of the closing of the sale of the 40th single-family lot sold in Increment I or WB's payment to Kaupulehu Developments of a total of $900,000 in Interim Payments subsequent to February 2004. As of November 30, 2004, Kaupulehu Developments has received a total of $450,000 of Interim Payments subsequent to February 2004. There is no assurance that any future Interim Payments or any Percentage Payments will be received.

Kaupulehu Developments, WB and The Trustees of The Estate of Bernice Pauahi Bishop ("KS") also entered into an agreement (the "Step-In Rights Agreement") whereby if WB elects not to proceed with development of Increment I within the time frame set forth in the Step-In Rights Agreement, which may be extended by KS, or defaults under the terms of its lease with KS, Kaupulehu Developments would have the right to succeed to WB's development rights and develop the property without any payment to WB.

In March 2004, WB commenced engineering of infrastructure, preparation of covenants, conditions and restrictions for a community association, and preparation of legal documents to enable real estate sales, and broke ground and graded several miles of access roads. In late September 2004, WB began mass grading of the first phase of 38 lots for development.

For Increment II, Kaupulehu Developments and WB agreed to use diligent efforts to negotiate, and attempt to document and enter into, prior to the date which is three (3) years following the closing of the sale of the first single-family lot in Increment I, an agreement with regards to the ownership and development of Increment II. WB, however, may terminate such negotiations at any time without any further obligation. Under the terms of the Step-In Rights Agreement, if at the end of three years following the closing of the sale of the first single-family lot in Increment I the parties have not entered into a definitive agreement with respect to Increment II, the leasehold rights with respect to Increment II will revert to Kaupulehu Developments.

The sale of Kaupulehu Developments' interest in Increment I was accounted for by use of the cost recovery method, under which no operating profit is recognized until cash received exceeds the cost and the estimated future costs related to the leasehold interest sold. The revenue from the $11,550,000 Closing Payment plus $350,000 of post-closing Interim Payments received in March through September 2004, was reduced by $693,000 of fees related to the sale, approximately $402,000 in other costs related to the sale, and $3,475,000 of previously capitalized costs relating to Increment I. The $7,330,000 of net revenue from the Closing Payment and Interim Payments for the year ended September 30, 2004 is recorded in the Consolidated Statements of Operations as "Sale of interest in leasehold land, net." Operating profit on the Increment I transaction, after minority interest, totaled approximately $5,470,000 for the year ended September 30, 2004. There were no sales of interests in leasehold land in the years ended September 30, 2003 and 2002. As no sales price or agreement with regards to the ownership and development of Increment II has yet been determined, no revenues or cost of sales have been recognized on Increment II.

Development Rights Under Option

The development rights held by Kaupulehu Developments are for residentially zoned leasehold land within and adjacent to the Hualalai Golf Club and are under option to Kaupulehu Makai Venture, an unrelated entity that is an affiliate of Kajima Corporation of Japan. On December 31, 2001, 2002 and 2003, Kaupulehu Makai Venture exercised the portion of its development rights option due on those dates and paid Kaupulehu Developments $2,125,000 in both fiscal 2002 and 2003 and $2,656,000 in fiscal 2004. At September 30, 2004, approximately 100 acres remain under option. Barnwell accounts for sales of development rights under option by use of the cost recovery method. Under the cost recovery method, no operating profit is recognized until cash received exceeds the cost and the estimated future costs related to development rights sold. In fiscal 2002, approximately $1,877,000 of the proceeds from the sales of development rights were applied to reduce the carrying value of the underlying investment in land. Sales of development rights were further reduced in fiscal 2002 by $128,000 of fees related to the sale, and the remaining $120,000 of sales proceeds is recorded in the Consolidated Statements of Operations for fiscal 2002 as "Sale of development rights, net." In fiscal 2003, $1,277,000 of the proceeds from the sales of development rights were applied to reduce the carrying value of the underlying development rights recorded on the Condensed Consolidated Balance Sheets under the caption "Investment in land" to zero. Sales of development rights were further reduced in fiscal 2003 by $128,000 of fees related to the sale and the remaining $720,000 of sales proceeds is recorded in the Consolidated Statements of Operations for fiscal 2003 as "Sale of development rights, net." In fiscal 2004, $2,656,000 of revenues attributable to the development rights sale were reduced by $159,000 of fees related to the sale, resulting in net revenues of $2,497,000 and a $1,950,000 operating profit, after minority interest, on the transaction. There were no other costs deducted from revenues from the sale of development rights in fiscal 2004 as all capitalized costs associated with the development rights were expensed in previous years under the cost recovery method.

The total amount of remaining future option receipts at September 30, 2004, if all options are fully exercised, is $18,593,750, comprised of seven payments of $2,656,250 due on each December 31 of years 2004 to 2010. If any annual option payment is not made, the then remaining development right options will expire. There is no assurance that any portion of the remaining options will be exercised.

Fees

The aforementioned $159,000 in fees ($112,000, net of minority interest) on the proceeds from the sale of development rights and $693,000 ($486,000, net of minority interest) on the proceeds from the sale of interest in leasehold land for the year ended September 30, 2004 were paid to Nearco, Inc., a company controlled by Mr. Terry Johnston, a director of Barnwell and an indirect 21.8% owner of Kaupulehu Developments. Under an agreement entered into in 1987, prior to Mr. Johnston's election to Barnwell's Board of Directors, Barnwell is obligated to pay Nearco 2% of Kaupulehu Developments' gross receipts from the sale of real estate interests, and Cambridge Hawaii Limited Partnership, a 49.9% partner of Kaupulehu Developments in which Barnwell purchased a 55.2% interest in April 2001, is obligated under an agreement entered into in 1987 to pay Nearco 4% of Kaupulehu Developments' gross receipts from the sale of real estate interests. Fees of $128,000 ($89,000, net of minority interest) on the proceeds from sales of development rights were paid in each of the years ended September 30, 2003 and 2002. The fees represent compensation for promotion and marketing of Kaupulehu Developments' property and were determined based on the estimated fair value of such services. Barnwell believes the fees are fair and reasonable compensation for such services.

Fees were also paid to Nearco for consulting services related to Kaupulehu Developments' leasehold land. In fiscal 2004, 2003 and 2002, consulting service fees paid to Nearco, Inc. totaled $273,000, $218,000 and $95,000, respectively, and were included in general and administrative expenses. In addition, $52,000 of fees were paid to Nearco in fiscal 2004 for services related to the closing of the February 2004 sale of an interest in leasehold land. These fees were a direct cost of the sale and accordingly reduced the revenues recognized from the sale under the cost recovery method. Barnwell believes the fees are fair and reasonable compensation for such services.

Interests at September 30, 2004

The interests held by Kaupulehu Developments at September 30, 2004 include the development rights under option; the rights to receive Increment I percentage and interim payments; the leasehold land zoned for resort/residential development within Increment II, which is under a right of negotiation with WB; and approximately 1,000 acres of vacant leasehold land zoned conservation. These interests relate to land located adjacent to and north of the Four Seasons Resort Hualalai at Historic Ka'upulehu, between the Queen Kaahumanu Highway and the Pacific Ocean. Barnwell's cost of Kaupulehu Developments' interests is included in the September 30, 2004 and 2003 consolidated balance sheets under the caption "Investment in Land" and consisted of the following amounts:

	September 30,	
	2004	2003
Leasehold land interests:		
Zoned for resort/residential development – Increment I	**$ -**	$ 3,475,000
Zoned for resort/residential development – Increment II	**2,983,000**	2,983,000
Zoned conservation	**50,000**	50,000
	3,033,000	6,508,000
Development rights under option	**-**	-
Total investment in land	**$ 3,033,000**	$ 6,508,000

6. PROPERTY AND EQUIPMENT AND ASSET RETIREMENT OBLIGATION

Barnwell's property and equipment is detailed as follows:

	Estimated Useful Lives	Gross Property and Equipment	Accumulated Depreciation, Depletion and Amortization	Net Property and Equipment
At September 30, 2004:				
Land		$ 365,000	$ -	$ 365,000
Oil and natural gas properties (full cost accounting)		98,832,000	(53,108,000)	45,724,000
Drilling rigs and equipment	3 – 7 years	4,126,000	(3,906,000)	220,000
Premises	40 years	857,000	(17,000)	840,000
Other property and equipment	3 – 17 years	3,177,000	(2,474,000)	703,000
Total		**$107,357,000**	**$(59,505,000)**	**$47,852,000**
At September 30, 2003:				
Land		$ 465,000	$ -	$ 465,000
Oil and natural gas properties (full cost accounting)		80,863,000	(43,404,000)	37,459,000
Drilling rigs and equipment	3 – 7 years	4,094,000	(3,841,000)	253,000
Other property and equipment	3 – 17 years	3,077,000	(2,306,000)	771,000
Total		$88,499,000	$(49,551,000)	$38,948,000

On October 1, 2002, Barnwell adopted Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations," which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Adoption of SFAS No. 143 increased gross oil and natural gas properties by $564,000, decreased accumulated depletion by $546,000, and increased the asset retirement obligation by $1,110,000 on October 1, 2002.

Following the initial implementation of SFAS No. 143, the asset retirement obligation was increased during the year ended September 30, 2003 by $39,000 to reflect obligations incurred on new wells drilled, by $85,000 for accretion of the asset retirement obligation, and by $198,000 for changes in foreign currency translation rates. During the year ended September 30, 2004, the asset retirement obligation was increased by $133,000 to reflect obligations incurred on new wells drilled and changes in the timing and amount of estimated future expenditures, by $100,000 for accretion of the asset retirement obligation, and by $110,000 for changes in foreign currency translation rates.

In December 2003, Barnwell purchased the space it was leasing for its corporate offices in Honolulu, Hawaii for $1,057,000, of which $883,000 was financed by a note payable to a Hawaii bank and the remainder was paid in cash. The note was payable in monthly principal payments of approximately $3,000, plus interest, and was due in full in December 2006. Barnwell repaid the note in full in fiscal 2004. The space purchased has 4,662 useable square feet in an office building in downtown Honolulu, Hawaii.

7. LONG-TERM DEBT

Barnwell has a credit facility at the Royal Bank of Canada, a Canadian bank, for approximately $15,000,000 at September 30, 2004. Borrowings under this facility were $10,165,000 and $10,477,000 at September 30, 2004 and 2003, respectively, and are included in long-term debt. At September 30, 2004, Barnwell had unused credit available under this facility of approximately $4,800,000.

The facility is available in U.S. dollars at the London Interbank Offer Rate plus 2%, at U.S. prime plus 1%, or in Canadian dollars at Canadian prime plus 1%. A standby fee of 1% per annum is charged on the unused facility balance. Under the financing agreement, the facility is reviewed annually, with the next review planned for April 2005. Subject to that review, the facility may be extended one year with no required debt repayments for one year or converted to a 2-year term loan by the bank. If the facility is converted to a 2-year term loan, Barnwell has agreed to the following repayment schedule of the then outstanding loan balance: first year of the term period – 20% (5% per quarter), and in the second year of the term period – 80% (5% per quarter for the first three quarters and 65% in the final quarter).

Barnwell has the option to change the currency denomination and interest rate applicable to the loan at periodic intervals during the term of the loan. During the year ended September 30, 2004, Barnwell paid interest at rates ranging from 2.69% to 5.50%. The weighted average interest rate on the facility at September 30, 2004 was 3.65%. The facility is collateralized by Barnwell's interests in its major oil and natural gas properties and a negative pledge on its remaining oil and natural gas properties. The facility is reviewed annually with a primary focus on the future cash flows that will be generated by Barnwell's Canadian oil and natural gas properties. No compensating bank balances are required for this facility.

The bank represented that it will not require any repayments under the facility before October 1, 2005. Accordingly, Barnwell has classified outstanding borrowings under the facility as long-term debt.

In fiscal 2002 and during the first quarter of fiscal 2003, Barnwell capitalized interest on costs related to its investment in land. Attainment of zoning and development entitlements for Kaupulehu Developments' leasehold land interests in approximately 870 acres of land zoned for resort/residential development was substantially complete as of the end of December 2002. Accordingly, effective January 1, 2003, Barnwell no longer capitalizes interest on the accumulated development costs of the property.

Interest costs for the years ended September 30, 2004, 2003 and 2002 are summarized as follows:

	2004	2003	2002
Interest costs incurred	**$487,000**	$487,000	$498,000
Less interest costs capitalized on investment in land	-	45,000	202,000
Interest expense	**$487,000**	$442,000	$296,000

8. TAXES ON INCOME

The components of earnings before income taxes are as follows:

	Year ended September 30,		
	2004	2003	2002
Earnings (loss) before income taxes in:			
United States	**$ 3,592,000**	$(2,499,000)	$(1,811,000)
Canada	**8,425,000**	9,004,000	3,412,000
	$12,017,000	$ 6,505,000	$ 1,601,000

The components of the provision (benefit) for income taxes related to the above earnings (loss) are as follows:

	Year ended September 30,		
	2004	2003	2002
Current provision:			
United States – Federal	**$ 594,000**	$ 143,000	$ 21,000
United States – State	**28,000**	-	-
	622,000	143,000	21,000
Canadian	**2,992,000**	3,333,000	1,135,000
Total current	**3,614,000**	3,476,000	1,156,000
Deferred provision:			
United States	**608,000**	(191,000)	42,000
Canadian	**(915,000)**	900,000	363,000
Total deferred	**(307,000)**	709,000	405,000
	$3,307,000	$4,185,000	$1,561,000

Barnwell's Canadian deferred tax benefit of $915,000 for fiscal 2004 was due to reductions in Canadian Federal and Provincial tax rates, partially offset by Barnwell's $825,000 Canadian deferred tax provision resulting from changes in differences between Canadian assets and liabilities for book purposes versus Canadian assets and liabilities for Canadian tax purposes. In November 2003, Royal Assent was received on a bill passed by the Parliament of Canada, which was then enacted into law, to reduce Canada's corporate tax rate on "resource" income (income derived from oil and natural gas operations) over a four-year period beginning January 1, 2003 from 29% to 21% with the 21% tax rate commencing on January 1, 2007. Additionally, the bill phases in over the same four-year period tax deductions for royalties, which previously were not tax deductible, and phases out the Resource Allowance deduction along with other changes. Accordingly, during fiscal 2004, Barnwell's Canadian deferred income tax liabilities were reduced by approximately $1,440,000 due to the reduction in Canada's Federal corporate tax rate. There was no benefit attributable to changes in Canada's corporate tax rate on "resource" income in fiscal 2003 or fiscal 2002.

Barnwell's Canadian deferred income tax liabilities were also reduced by approximately $300,000 in fiscal 2004 as a result of the Province of Alberta's reduction of the province's corporate tax rate from 13.0% to 12.5%, effective April 1, 2003 (enacted into law in December 2003), and from 12.5% to 11.5%, effective April 1, 2004 (enacted into law in May 2004). In April 2002, the legislative assembly of the Province of Alberta passed a bill to reduce the province's corporate tax rate from 13.5% to 13.0%, effective April 1, 2002. The bill was enacted into law in December 2002. The reduction in the tax rate reduced Canadian deferred income tax liabilities by approximately $75,000 in fiscal 2003. There was no such reduction recorded in fiscal 2002.

Barnwell's Canadian deferred tax provision of $825,000 for fiscal 2004, excluding the deferred tax benefit associated with the aforementioned reduction in income tax rates, and Barnwell's Canadian deferred tax provisions for fiscal years 2003 and 2002 were primarily due to Barnwell's Canadian tax deductions related to its oil and natural gas properties exceeding Barnwell's depletion of its oil and natural gas properties for book purposes.

The U.S. deferred tax expense of $608,000 for fiscal 2004 includes reversals of temporary differences, resulting from the excess of expenses deductible for tax purposes over expenses recognized under the cost recovery method for books, generated by sales of Kaupulehu Developments' development rights and interest in leasehold land.

Included in the provisions for deferred income taxes for fiscal 2003 and 2002 are U.S. deferred tax benefits of $320,000 and $376,000, respectively, related to the sale of land development rights in December 2002 and 2001, respectively. The sales of land development rights in fiscal 2003 and 2002 created temporary differences due to the excess of expenses recognized under the cost recovery method for books over expenses deductible for tax purposes.

A reconciliation between the reported provision for income taxes and the amount computed by multiplying the earnings before income taxes by the U.S. federal tax rate of 35% is as follows:

	Year ended September 30,		
	2004	2003	2002
Tax expense computed by applying statutory rate	**$ 4,206,000**	$ 2,277,000	$ 560,000
Effect of reduction of Canadian tax rates on Canadian deferred taxes	**(1,740,000)**	(75,000)	-
Effect of the foreign tax provision, before effect of changes in tax rates, on the total tax provision	**525,000**	2,042,000	1,060,000
State net operating losses (generated) utilized	**83,000**	(39,000)	(22,000)
State income taxes	**28,000**	-	-
Other	**205,000**	(20,000)	(37,000)
	$ 3,307,000	$ 4,185,000	$1,561,000

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at September 30, 2004 and 2003 are as follows:

	2004	2003
Deferred income tax assets:		
U.S. tax effect of deferred Canadian taxes	**$ 3,028,000**	$ 3,139,000
Foreign tax credit carryforwards	**4,261,000**	5,286,000
Tax basis in investment in land in excess of book basis	**1,165,000**	1,535,000
Alternative minimum tax credit carryforwards	**116,000**	514,000
Liabilities accrued for books but not for tax under U.S. tax law	**1,965,000**	1,288,000
Liabilities accrued for books but not for tax under Canadian tax law	**612,000**	300,000
Other	**402,000**	488,000
Total gross deferred tax assets	**11,549,000**	12,550,000
Less-valuation allowance	**(8,456,000)**	(9,385,000)
Net deferred income tax assets	**3,093,000**	3,165,000
Deferred income tax liabilities:		
Property and equipment accumulated tax depreciation and depletion in excess of book under Canadian tax law	**(9,518,000)**	(9,533,000)
Property and equipment accumulated tax depreciation and depletion in excess of book under U.S. tax law	**(2,722,000)**	(2,524,000)
Other	**(341,000)**	(336,000)
Total deferred income tax liabilities	**(12,581,000)**	(12,393,000)
Net deferred income tax liability	**$ (9,488,000)**	$ (9,228,000)

The total valuation allowance decreased $929,000 for the year ended September 30, 2004 and increased $1,790,000, and $730,000 for the years ended September 30, 2003 and 2002, respectively. The changes relate primarily to foreign tax credit carryforwards for which it is more likely than not that such carryforwards will not be utilized to reduce Barnwell's U.S. tax obligation.

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax asset will not be realized. Barnwell has established a valuation allowance primarily for the U.S. tax effect of deferred Canadian taxes, foreign tax credits, accrued expenses and state of Hawaii net operating loss carryforwards which may not be realizable in future years as there can be no assurance of any specific level of earnings or that the timing of U.S. earnings will coincide with the payment of Canadian taxes to enable Canadian taxes to be fully deducted (or recoverable) for U.S. tax purposes.

Net deferred tax assets at September 30, 2004 of $3,093,000 consists of $1,165,000 related to the excess of the cost basis of investment in land for tax purposes over the cost basis of investment in land for book purposes and $1,812,000 related to the excess of liabilities accrued for book purposes over liabilities accrued for tax purposes. The deferred tax assets are estimated to be realized through the deduction of the cost basis of investment in land and expenses for tax purposes against future proceeds from sales of interests in leasehold land and land development rights. Additionally, at September 30, 2004, Barnwell had a deferred tax asset of $116,000 for alternative minimum tax credit carryforwards which are available to reduce future U.S. federal regular income taxes, if any, over an indefinite period. The amount of deferred income tax assets considered realizable may be reduced if estimates of future taxable income are reduced.

9. PENSION PLAN

Barnwell sponsors a noncontributory defined benefit pension plan covering substantially all of its U.S. employees, with benefits based on years of service and the employee's highest consecutive five-year average earnings. Barnwell's funding policy is intended to provide for both benefits attributed to service to-date and for those expected to be earned in the future.

The overall investment objective of the plan is to provide growth in the assets of the plan to fund future benefit obligations while managing risk in order to meet current benefit obligations. Generally, principal repayments and interest received on government mortgage securities provide cash flows to fund current benefit obligations. Longer-term obligations are generally estimated to be provided for by growth in equity securities. The plan assets at September 30, 2004 were invested as follows: 1% in cash, 3% in a certificate of deposit, 42% in debt securities, and 54% in equity securities. The plan assets at September 30, 2003 were invested as follows: 7% in cash and cash equivalents, 34% in debt securities, and 59% in equity securities. Target asset allocations are not used, and allocations are adjusted from time to time as dictated by current and anticipated market conditions and required cash flows.

The measurement date used to determine pension measures for the pension plan is September 30.

The funded status of the pension plan and the amounts recognized in the consolidated financial statements are as follows:

	September 30,	
	2004	2003
Change in Benefit Obligation:		
Benefit obligation at beginning of year	**$3,086,000**	$2,753,000
Service cost	**121,000**	128,000
Interest cost	**180,000**	171,000
Actuarial loss	**125,000**	182,000
Benefits paid	**(120,000)**	(148,000)
Benefit obligation at end of year	**3,392,000**	3,086,000
Change in Plan Assets		
Fair value of plan assets at beginning of year	**2,027,000**	1,855,000
Actual return on plan assets	**133,000**	228,000
Employer contribution	**74,000**	92,000
Benefits paid	**(120,000)**	(148,000)
Fair value of plan assets at end of year	**2,114,000**	2,027,000
Funded status	**(1,278,000)**	(1,059,000)
Unrecognized prior service cost	**7,000**	12,000
Unrecognized actuarial loss	**853,000**	723,000
Accrued benefit cost	**$ (418,000)**	$ (324,000)

The accumulated benefit obligation for the pension plan was $2,357,000 and $2,083,000 at September 30, 2004 and 2003, respectively.

Assumptions used to determine the fiscal year-end benefit obligations:		
Discount rate	**5.75%**	6.00%
Rate of compensation increase	**5.00%**	5.00%

	Year ended September 30,		
	2004	2003	2002
Net Periodic Benefit Cost for the Year:			
Service cost	**$ 121,000**	$ 128,000	$ 94,000
Interest cost	**180,000**	171,000	161,000
Expected return on plan assets	**(157,000)**	(144,000)	(167,000)
Amortization of net asset	**-**	(1,000)	(1,000)
Amortization of prior service cost	**6,000**	6,000	6,000
Amortization of net actuarial loss (gain)	**18,000**	12,000	-
Net periodic benefit cost	**$ 168,000**	$ 172,000	$ 93,000

Assumptions used to determine the net periodic benefit cost:			
Discount rate	**6.00%**	6.50%	7.50%
Expected return on plan assets	**8.00%**	8.00%	8.00%
Rate of compensation increase	**5.00%**	5.00%	5.00%

To develop the expected long-term rate of return on assets assumption, historical returns and the future expectations for returns for each asset class were considered.

Expected Benefit Payments:	
Fiscal year ending September 30, 2005	$ 129,000
Fiscal year ending September 30, 2006	$ 122,000
Fiscal year ending September 30, 2007	$ 115,000
Fiscal year ending September 30, 2008	$ 108,000
Fiscal year ending September 30, 2009	$ 100,000
Fiscal years ending September 30, 2010 through 2014	$ 528,000

Barnwell estimates that it will contribute the maximum tax-deductible amount of approximately $80,000 to the plan during fiscal 2005.

10. STOCK OPTIONS

In March 1995, Barnwell granted 20,000 stock options to an officer and director of Barnwell under a non-qualified plan at a purchase price of $19.625 per share (market price on date of grant), with 4,000 of such options vesting annually commencing one year from the date of grant. These options have stock appreciation rights that permit the holder to receive stock, cash or a combination thereof equal to the amount by which the fair market value, at the time of exercise of the option, exceeds the option price. The options expire in March 2005. During the year ended September 30, 2004, the officer and director exercised his right to receive in cash the value of 13,000 shares of these non-qualified stock options (stock appreciation rights) at an exercise price of $19.625 per share. The difference between the exercise price and the price per share on the dates of exercise (ranging from $41.95 to $45.00 per share) was paid to this employee in cash by Barnwell. Barnwell recognized $392,000, $101,000 and $6,000 of compensation cost relating to these options in the years ended September 30, 2004, 2003 and 2002, respectively.

In June 1998, Barnwell granted 30,000 stock options to an officer of Barnwell's oil and gas segment under a non-qualified plan at a purchase price of $15.625 per share (market price on date of grant), with 6,000 of such options vesting annually commencing one year from the date of grant. These options have stock appreciation rights that permit the holder to receive stock, cash or a combination thereof equal to the amount by which the fair market value, at the time of exercise of the option, exceeds the option price. The options expire in May 2008. Barnwell recognized $599,000, $125,000 and $43,000 of compensation costs relating to these options in the years ended September 30, 2004, 2003 and 2002, respectively.

In December 1999, Barnwell granted qualified stock options to certain employees of Barnwell to acquire 68,000 shares and 29,000 shares of Barnwell's common stock with an exercise price per share of $11.875 (market price at date of grant) and $13.063 (110% of market price at date of grant), respectively. These options vest annually over four years commencing one year from the date of grant. The $11.875 per share options expire in December 2009, and the $13.063 per share options expire in December 2004. During the year ended September 30, 2004, Barnwell issued 17,500 shares of its common stock to certain employees resulting from exercises of qualified stock options at exercise prices ranging from $11.875 to $13.063 per share. During the year ended September 30, 2002, 3,000 options to acquire Barnwell's stock at $11.875 per share were forfeited. No compensation cost was recognized for these options for the years ended September 30, 2004, 2003 and 2002. At September 30, 2004, 36,000 shares were available for grant under this plan.

Stock options at September 30, 2004 were as follows:

	Options outstanding			Options exercisable	
Range of exercise prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$11.875 - $15.625	105,500	3.8 years	$13.18	105,500	$13.18
$19.625	7,000	0.4 years	$19.63	7,000	$19.63
$11.875 - $19.625	112,500	3.5 years	$13.58	112,500	$13.58

Stock options at September 30, 2003 were as follows:

	Options outstanding			Options exercisable	
Range of exercise prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$11.875 - $15.625	123,000	4.6 years	$13.07	99,750	$13.26
$19.625	20,000	1.4 years	$19.63	20,000	$19.63
$11.875 - $19.625	143,000	4.2 years	$13.99	119,750	$14.32

Stock options at September 30, 2002 were as follows:

	Options outstanding			Options exercisable	
Range of exercise prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
\$11.875 - \$15.625	123,000	5.6 years	\$13.07	70,500	\$13.40
\$19.625	20,000	2.4 years	\$19.63	20,000	\$19.63
\$11.875 - \$19.625	143,000	5.2 years	\$13.99	90,500	\$14.77

In December 2001, approximately \$71,000 of convertible debentures, including accrued interest, was converted to 3,558 shares of Barnwell's stock at \$20 per share; these shares were issued from Barnwell's treasury stock. There were no conversions or repurchases of Barnwell's stock in the year ended September 30, 2004. Barnwell plans to repurchase additional shares from time to time in the open market or in privately negotiated transactions, depending on market conditions. At September 30, 2004, Barnwell could purchase an additional 93,000 shares under the March 2000 repurchase authorization.

11. COMMITMENTS AND CONTINGENCIES

Barnwell has committed to compensate its Vice President of Canadian Operations pursuant to an incentive compensation plan, the value of which directly relates to Barnwell's oil and natural gas segment's net income and the change in the value of Barnwell's oil and gas reserves since 1998 with adjustments for changes in natural gas and oil prices and subject to other terms and conditions. Barnwell recognized \$60,000 and \$166,000 of compensation expense pursuant to this incentive plan in fiscal 2004 and fiscal 2003, respectively. In fiscal 2002, Barnwell recognized a \$48,000 reduction in compensation expense pursuant to this incentive plan.

Barnwell has also committed to compensate certain Canadian personnel pursuant to an incentive compensation plan, the value of which directly relates to Barnwell's oil and natural gas segment's net income and the value of Barnwell's oil and gas reserves discovered, commencing in fiscal 2002, for projects developed by such personnel. Barnwell recognized approximately \$190,000 of compensation costs pursuant to this plan in fiscal 2004, of which approximately \$50,000 was expensed and approximately \$140,000, the portion related to in-house geologists, was capitalized as oil and natural gas capital expenditures. In fiscal 2003, Barnwell recognized approximately \$80,000 of compensation costs pursuant to this plan, of which approximately \$30,000 was expensed and approximately \$50,000, the portion related to in-house geologists, was capitalized as oil and natural gas capital expenditures. Barnwell recognized no compensation expense pursuant to this plan in fiscal 2002.

Barnwell has several non-cancelable operating leases for office space and leasehold land. Rental expense was \$444,000 in 2004, \$474,000 in 2003, and \$467,000 in 2002. Barnwell is committed under these leases for minimum rental payments summarized by fiscal year as follows: 2005 - \$495,000, 2006 - \$476,000, 2007 - \$447,000, 2008 - \$408,000, 2009 - \$389,000 and thereafter through 2026 an aggregate of \$2,390,000. The lease payments for land are subject to renegotiation after December 31,

2005; the future rental payment disclosures above assume the minimum lease payments for land in effect at December 31, 2005 remain unchanged through 2025, the end of the lease term.

Barnwell is occasionally involved in routine litigation and is subject to governmental and regulatory controls that are incidental to the ordinary course of business. Barnwell's management believes that all claims and litigation involving Barnwell are not likely to have a material adverse effect on its financial statements taken as a whole.

12. SEGMENT AND GEOGRAPHIC INFORMATION

Barnwell operates three segments: exploring for, developing, producing and selling oil and natural gas (oil and natural gas); investing in leasehold land in Hawaii (land investment); and drilling wells and installing and repairing water pumping systems in Hawaii (contract drilling). Barnwell's reportable segments are strategic business units that offer different products and services. They are managed separately as each segment requires different operational methods, operational assets and marketing strategies, and operate in different geographical locations.

Barnwell does not allocate general and administrative expenses, interest expense, interest income or income taxes to segments, and there are no transactions between segments that affect segment profit or loss.

	Year ended September 30,		
	2004	2003	2002
Revenues:			
Oil and natural gas	**$23,270,000**	$19,350,000	$11,320,000
Contract drilling	**3,690,000**	2,050,000	3,480,000
Land investment	**10,077,000**	1,220,000	220,000
Other	**827,000**	720,000	598,000
Total before interest income	**37,864,000**	23,340,000	15,618,000
Interest income	**106,000**	340,000	262,000
Total revenues	**$37,970,000**	$23,680,000	$15,880,000
Depletion, depreciation and amortization:			
Oil and natural gas	**$ 6,423,000**	$ 4,026,000	$ 3,315,000
Contract drilling	**98,000**	88,000	118,000
Other	**240,000**	219,000	215,000
Total	**$ 6,761,000**	$ 4,333,000	$ 3,648,000
Operating profit (loss) (before general and administrative expenses):			
Oil and natural gas	**$11,444,000**	$11,132,000	$ 4,897,000
Contract drilling	**408,000**	34,000	541,000
Land investment, net of minority interest	**7,612,000**	669,000	-
Other	**587,000**	501,000	483,000
Total	**20,051,000**	12,336,000	5,921,000
General and administrative expenses, net of minority interest	**(7,653,000)**	(5,729,000)	(4,286,000)
Interest income	**106,000**	340,000	262,000
Interest expense	**(487,000)**	(442,000)	(296,000)
Earnings before income taxes	**$12,017,000**	$ 6,505,000	$ 1,601,000
Capital expenditures:			
Oil and natural gas	**$11,876,000**	$11,059,000	$ 4,581,000
Land investment	**-**	45,000	944,000
Contract drilling	**65,000**	72,000	77,000
Other	**1,191,000**	158,000	42,000
Total	**$13,132,000**	$11,334,000	$ 5,644,000

Depletion per 1,000 cubic feet ("MCF") of natural gas and natural gas equivalent ("MCFE"), converted at a rate of one barrel of oil and natural gas liquids to 5.8 MCFE, was $1.31 in fiscal 2004, $0.90 in fiscal 2003, and $0.71 in fiscal 2002. The escalating depletion rate is the result of increased costs of finding and developing proven reserves, as compared to prior years, as well as increases in the average exchange rate of the Canadian dollar to the U.S. dollar of 10% in fiscal 2004, as compared to fiscal 2003, and 7% in fiscal 2003 as compared to fiscal 2002.

ASSETS BY SEGMENT:

	September 30,					
	2004		2003		2002	
Oil and natural gas (1)	**$50,658,000**	**78%**	$40,638,000	77%	$27,113,000	66%
Contract drilling (2)	**3,062,000**	**5%**	1,380,000	3%	1,931,000	5%
Land investment (2)	**3,033,000**	**5%**	6,508,000	12%	7,740,000	19%
Other:						
Cash and cash equivalents, and certificates of deposit	**5,884,000**	**9%**	1,648,000	3%	1,489,000	4%
Corporate and other	**2,450,000**	**3%**	2,463,000	5%	2,401,000	6%
Total	**$65,087,000**	**100%**	$52,637,000	100%	$40,674,000	100%

(1) Primarily located in the Province of Alberta, Canada.
(2) Located in Hawaii.

LONG-LIVED ASSETS BY GEOGRAPHIC AREA:

	September 30,					
	2004		2003		2002	
United States	**$ 4,847,000**	**10%**	$ 7,640,000	17%	$ 8,962,000	27%
Canada	**46,038,000**	**90%**	37,816,000	83%	24,606,000	73%
Total	**$50,885,000**	**100%**	$45,456,000	100%	$33,568,000	100%

REVENUE BY GEOGRAPHIC AREA:

	Year ended September 30,		
	2004	2003	2002
United States	**$ 14,051,000**	$ 3,420,000	$ 3,766,000
Canada	**23,813,000**	19,920,000	11,852,000
Total (excluding interest income)	**$37,864,000**	$23,340,000	$15,618,000

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, certificates of deposit, accounts receivable, and accounts payable approximate fair value because of the short maturity of these instruments. The carrying value of long-term debt approximates fair value as the terms approximate current market terms for similar debt instruments of comparable risk and maturities.

The differences between the estimated fair values and carrying values of Barnwell's financial instruments are not material.

14. CONCENTRATIONS OF CREDIT RISK

Barnwell's oil and natural gas segment derived 53% of its oil and natural gas revenues in fiscal 2004 from three individually significant customers, ProGas Limited, Coral Energy Canada Inc., and Plains Marketing Canada, L.P. At September 30, 2004, Barnwell had a total of $1,140,000 in receivables from these four customers. In fiscal 2003 Barnwell derived 64% of its oil and natural gas revenues from four individually significant customers. In fiscal 2002 Barnwell derived 76% of its oil and natural gas revenues from five individually significant customers.

Barnwell's contract drilling subsidiary derived 70%, 66%, and 70% of its contract drilling revenues in fiscal 2004, 2003, and 2002, respectively, pursuant to Federal, State of Hawaii and county contracts. At September 30, 2004, Barnwell had accounts receivables from the Federal, State of Hawaii and county entities totaling approximately $1,705,000. Barnwell has lien rights on wells drilled and pumps installed for Federal, State of Hawaii, and county governments.

Historically, Barnwell has not incurred significant credit related losses on its trade receivables, and management does not believe significant credit risk related to these trade receivables exists at September 30, 2004.

15. SUPPLEMENTAL STATEMENTS OF CASH FLOWS INFORMATION

The following details the effect of changes in current assets and liabilities on the consolidated statements of cash flows, and presents supplemental cash flow information:

	Year ended September 30,		
	2004	2003	2002
Increase (decrease) from changes in:			
Receivables	**$(2,439,000)**	$ 548,000	$ (622,000)
Costs and estimated earnings in excess of billings on uncompleted contracts	**(327,000)**	8,000	206,000
Other current assets	**(429,000)**	210,000	(338,000)
Accounts payable	**(328,000)**	(84,000)	148,000
Accrued liabilities	**2,153,000**	679,000	21,000
Billings in excess of costs and estimated earnings on uncompleted contracts	**378,000**	(85,000)	(94,000)
Payable to joint interest owners	**(42,000)**	(198,000)	403,000
Income taxes payable	**(323,000)**	401,000	(2,311,000)
Increase (decrease) from changes in current assets and liabilities	**$(1,357,000)**	$ 1,479,000	$(2,587,000)
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest (net of amounts capitalized)	**$ 448,000**	$ 454,000	$ 303,000
Income taxes	**$4,495,000**	$2,961,000	$3,812,000

Supplemental Disclosure of Non-cash Investing and Financing Activities:

In December 2003, Barnwell purchased the premises and associated fee simple land interest of its corporate office in Honolulu, Hawaii, for $1,057,000, of which $883,000 was financed by long-term debt; the debt was subsequently repaid in full in June 2004.

On October 1, 2002, net oil and natural gas properties and the asset retirement obligation increased $1,110,000 as a result of adoption of Statement of Financial Accounting Standards No. 143.

16. SUBSEQUENT EVENTS

On December 3, 2004, Barnwell declared a cash dividend of $0.25 per share payable January 5, 2005, to stockholders of record on December 20, 2004.

Also on December 3, 2004, Barnwell declared a two-for-one stock split in the form of a stock dividend. The new shares will be distributed on January 28, 2005 to all shareholders of record as of January 11, 2005.

17. SUPPLEMENTARY OIL AND NATURAL GAS INFORMATION (UNAUDITED)

The following tables summarize information relative to Barnwell's oil and natural gas operations, which are substantially conducted in Canada. Proved reserves are the estimated quantities of crude oil, condensate and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved producing oil and natural gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. The estimated net interests in total proved and proved producing reserves are based upon subjective engineering judgments and may be affected by the limitations inherent in such estimations. The process of estimating reserves is subject to continual revision as additional information becomes available as a result of drilling, testing, reservoir studies and production history. There can be no assurance that such estimates will not be materially revised in subsequent periods.

(A) Oil and Natural Gas Reserves

The following table, based on information prepared by independent petroleum engineers, Paddock Lindstrom & Associates Ltd., summarizes changes in the estimates of Barnwell's net interests in total proved reserves of crude oil and natural gas liquids and natural gas ("MCF" means 1,000 cubic feet of natural gas) which are all in Canada:

	OIL (Barrels)	GAS (MCF)
Balance at September 30, 2001	1,536,000	28,371,000
Revisions of previous estimates	184,000	985,000
Extensions, discoveries and other additions	49,000	1,087,000
Less production	(242,000)	(3,277,000)
Balance at September 30, 2002	1,527,000	27,166,000
Revisions of previous estimates	(35,000)	(1,035,000)
Extensions, discoveries and other additions	136,000	4,683,000
Less production	(227,000)	(3,175,000)
Balance at September 30, 2003	1,401,000	27,639,000
Revisions of previous estimates	(7,000)	(1,129,000)
Proved undeveloped extensions and other additions	54,000*	1,571,000*
Extensions, discoveries and other additions	115,000	2,127,000
Less production	(259,000)	(3,383,000)
Balance at September 30, 2004	**1,304,000**	**26,825,000**

* These amounts represent proved undeveloped reserves at Dunvegan added by Paddock Lindstrom & Associates, Ltd. based on the planned fiscal 2005 drilling program. As of September 30, 2003, Paddock Lindstrom & Associates, Ltd. reported no proved undeveloped reserves at Dunvegan.

Proved producing reserves at:	OIL (Barrels)	GAS (MCF)
September 30, 2001	1,327,000	21,847,000
September 30, 2002	1,303,000	19,612,000
September 30, 2003	1,262,000	21,463,000
September 30, 2004	**1,135,000**	**21,614,000**

(B) Capitalized Costs Relating to Oil and Natural Gas Producing Activities

	September 30,		
	2004	2003	2002
Proved properties	**$93,732,000**	$77,913,000	$56,959,000
Unproved properties	**5,100,000**	2,950,000	1,149,000
Total capitalized costs	**98,832,000**	80,863,000	58,108,000
Accumulated depletion and depreciation	**53,108,000**	43,404,000	33,796,000
Net capitalized costs	**$45,724,000**	$37,459,000	$24,312,000

(C) Costs Incurred in Oil and Natural Gas Property Acquisition, Exploration and Development

	Year ended September 30,		
	2004	2003	2002
Acquisition of properties:			
Unproved	**$1,882,000**	$ 715,000	$ 262,000
Proved	**$ -**	$ 635,000	$ -
Exploration costs	**$3,460,000**	$2,567,000	$1,007,000
Development costs	**$6,534,000**	$7,142,000	$3,312,000

(D) The Results of Operations of Barnwell's Oil and Natural Gas Producing Activities

	Year ended September 30,		
	2004	2003	2002
Gross revenues	**$31,206,000**	$26,234,000	$14,896,000
Royalties, net of credit	**7,936,000**	6,884,000	3,576,000
Net revenues	**23,270,000**	19,350,000	11,320,000
Production costs	**5,403,000**	4,192,000	3,108,000
Depletion and depreciation	**6,423,000**	4,026,000	3,315,000
Pre-tax results of operations*	**11,444,000**	11,132,000	4,897,000
Estimated income tax expense	**5,489,000**	5,665,000	2,450,000
Results of operations*	**$ 5,955,000**	$ 5,467,000	$ 2,447,000

* Before general and administrative expenses, interest expense, and foreign exchange losses.

(E) Standardized Measure, Including Year-to-Year Changes Therein, of Estimated Discounted Future Net Cash Flows

The following tables have been developed pursuant to procedures prescribed by SFAS No. 69, and utilize reserve and production data estimated by petroleum engineers. The information may be useful for certain comparison purposes but should not be solely relied upon in evaluating Barnwell or its performance. Moreover, the projections should not be construed as realistic estimates of future cash flows, nor should the standardized measure be viewed as representing current value.

The estimated future cash flows are based on sales prices, costs, and statutory income tax rates in existence at the dates of the projections. Material revisions to reserve estimates may occur in the future, development and production of the oil and natural gas reserves may not occur in the periods assumed and actual prices realized and actual costs incurred are expected to vary significantly from those used. Management does not rely upon this information in making investment and operating decisions; rather, those decisions are based upon a wide range of factors, including estimates of probable reserves as well as proved reserves and price and cost assumptions different than those reflected herein.

Standardized Measure of Estimated Discounted Future Net Cash Flows

	As of September 30,		
	2004	2003	2002
Future cash inflows	**$168,526,000**	$141,809,000	$101,448,000
Future production costs	**(40,351,000)**	(37,439,000)	(30,537,000)
Future development costs	**(3,956,000)**	(1,231,000)	(1,263,000)
Future net cash flows before income taxes	**124,219,000**	103,139,000	69,648,000
Future income tax expenses	**(35,937,000)**	(32,604,000)	(17,442,000)
Future net cash flows	**88,282,000**	70,535,000	52,206,000
10% annual discount for timing of cash flows	**(27,272,000)**	(20,998,000)	(19,587,000)
Standardized measure of estimated discounted future net cash flows	**$ 61,010,000**	$ 49,537,000	$ 32,619,000

Changes in the Standardized Measure of Estimated Discounted Future Net Cash Flows

	Year ended September 30,		
	2004	2003	2002
Beginning of year	**$49,537,000**	$32,619,000	$21,273,000
Sales of oil and natural gas produced, net of production costs	**(17,875,000)**	(15,107,000)	(8,210,000)
Net changes in prices and production costs, net of royalties and wellhead taxes	**16,363,000**	18,878,000	12,469,000
Extensions and discoveries	**13,304,000***	12,673,000	1,989,000
Purchases of properties	**-**	971,000	-
Revisions of previous quantity estimates	**(2,294,000)**	771,000	2,657,000
Net change in Canadian dollar translation rate	**2,529,000**	4,441,000	(41,000)
Changes in the timing of future production and other	**(1,899,000)**	(711,000)	(1,224,000)
Net change in income taxes	**(3,956,000)**	(7,680,000)	1,957,000
Accretion of discount	**5,301,000**	2,682,000	1,749,000
Net change	**11,473,000**	16,918,000	11,346,000
End of year	**$61,010,000**	$49,537,000	$32,619,000

* $3,260,000 of this amount is derived from proved undeveloped reserves at Dunvegan added by Paddock Lindstrom & Associates, Ltd. based on the planned fiscal 2005 drilling program. As of September 30, 2003, Paddock Lindstrom & Associates, Ltd. reported no proved undeveloped reserves at Dunvegan.

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

Erik Hazelhoff-Roelfzema[1] – Investor

Alan D. Hunter, Q.C.[3, 6] – Partner, Code Hunter LLP (Attorneys)

Martin Anderson[1, 2, 3] – Partner, Goodsill Anderson Quinn & Stifel (Attorneys)

Murray C. Gardner, Ph.D.[1, 2, 3] – Independent Resource Consultant

Terry Johnston[2] – Investor

Diane G. Kranz[7] – Senior Partner, Kranz & Co., LLP (Accountants)

Kevin K. Takata – Deputy Prosecuting Attorney for the City and County of Honolulu

Russell M. Gifford – Executive Vice President, Chief Financial Officer, Treasurer and Secretary

Alexander C. Kinzler[1] – President, Chief Operating Officer and General Counsel

Morton H. Kinzler[4, 5] – Chairman of the Board and Chief Executive Officer

[1]Member of the Executive Committee
[2]Member of the Compensation Committee
[3]Member of the Audit Committee
[4]Non-voting member of the Compensation Committee
[5]Chairman of the Executive Committee
[6]Chairman of the Compensation Committee
[7]Chairperson of the Audit Committee

OFFICERS

Morton H. Kinzler
Chairman of the Board, Chief Executive Officer

Alexander C. Kinzler
President, Chief Operating Officer, General Counsel

Russell M. Gifford
Executive Vice President, Chief Financial Officer, Treasurer, Secretary

Warren D. Steckley
Vice President, Canadian Operations

Mark A. Murashige
Vice President, Controller, Assistant Secretary

Margaret A. Mangan
Assistant Vice President, Assistant Treasurer, Assistant Secretary

Cynthia M. K. Grillot
Assistant Vice President, Assistant Secretary

Joseph R. Downs III
Manager, Information Services

Corporate Information

Corporate Headquarters
Barnwell Industries, Inc.
1100 Alakea Street, Suite 2900
Honolulu, Hawaii 96813
Phone (808) 531-8400
Fax (808) 531-7181

Canadian Office
Barnwell of Canada, Limited
Suite 900, 639 5th Avenue S.W.
Calgary, Alberta, Canada T2P 0M9
Phone (403) 531-1560
Fax (403) 266-4124

Big Island Office
Water Resources International, Inc.
P.O. Box 44520, Kamuela Industrial Park
Kamuela, Hawaii 96743
Phone (808) 882-7207
Fax (808) 882-7655

Transfer Agent
American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
Phone (718) 921-8200
Website www.amstock.com

Ticker Symbol: **BRN**
Website: **www.brninc.com**

Stock Exchange Listing
American Stock Exchange

Annual Meeting

Barnwell's Annual Meeting of Stockholders will be held on March 7, 2005 at 9:30 a.m., Central Standard Time, in Shreveport, Louisiana.

Market Prices of Common Stock

The following tables reflect the quarterly high and low sales prices, on the American Stock Exchange, for the Company's common stock during the periods indicated:

Quarter ended	High	Low
December 31, 2002	20.45	19.75
March 31, 2003	22.80	20.01
June 30, 2003	25.05	22.25
September 30, 2003	25.15	24.00
December 31, 2003	34.00	24.80
March 31, 2004	48.00	31.40
June 30, 2004	50.00	41.25
September 30, 2004	48.20	42.01

Form 10-KSB

Stockholders may obtain a copy of the Company's Form 10-KSB, without charge, by writing to Barnwell Industries, Inc., 1100 Alakea Street, Suite 2900, Honolulu, HI 96813 or by sending an email to brn1@brninc.com or by following the "SEC Filings" link at the Company's website (www.brninc.com).



Barnwell Industries, Inc., 1100 Alakea Street, Suite 2900, Honolulu, HI 96813